SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of June, 2007

Commission File Number 1-14668

COMPANHIA PARANAENSE DE ENERGIA
(Exact name of registrant as specified in its charter)

Energy Company of Paraná
(Translation of Registrant's name into English)

Rua Coronel Dulcídio, 800
80420-170 Curitiba, Paraná
Federative Republic of Brazil
(5541) 322-3535
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

Companhia Paranaense de Energia - COPEL

CNPJ/MF 76.483.817/0001 -20

State Taxpayer Number 10146326-50

Public Company - CVM 1431-1

www.copel.com     copel@copel.com

Rua Coronel Dulcídio, 800, Batel - Curitiba - PR

CEP 80420-170

QUARTERLY INFORMATION

March / 2007

FINANCIAL STATEMENTS	3
Balance Sheet - Assets	3
Balance Sheet – Liabilities	4
Statement of Income	5
Statement of Changes in Shareholders’ Equity	6
Statement of Changes in Financial Position	7
Statement of Cash Flows	9
Statement of Added Value	11
NOTES TO THE FINANCIAL STATEMENTS	13
1 Operations	13
2 Presentation of the Quarterly Information	16
3 Consolidated Quarterly Information	17
4 Cash in Hand	18
5 Consumers and Distributors	19
6 Provision for Doubtful Accounts	19
7 Services Provided to Third Parties, Net	20
8 Dividends Receivable	21
9 CRC Transferred to the Government of the State of Paraná	21
10 Taxes and Social Contribution	22
11 Account for Compensation of “Portion A” Variations	25
12 Guarantees and Escrow Deposits	27
13 Other Receivables	28
14 Judicial Deposits	28
15 Receivables from Related Parties	29
16 Investments	30
17 Property, Plant, and Equipment	33
18 Intangible assets	36
19 Loans and Financing	37
20 Debentures	42
21 Suppliers	48
22 Accrued Payroll Costs	50
23 Post-Employment Benefits	50
24 Customer Charges Due	52
25 Research and Development and Energy Efficiency	52
26 Other Accounts Payable	54
27 Provisions for Contingencies	54
28 Share Capital	56
29 Gross Revenues from Sales and/or Services	57
30 Deductions from Gross Revenues	58
31 Operating Costs and Expenses	58
32 Power Purchased for Resale	60
33 Charges for the Use of the Power Grid	60
34 Personnel and Management	61
35 Pension Plan and Healthcare Plan	61
36 Materials and Supplies	61
37 Raw Materials and Supplies for Power Generation	62
38 Natural Gas and Supplies for the Gas Business	62
39 Third-Party Services	62
40 Recovery of Costs and Expenses	63
41 Other Operating Costs and Expenses	63
42 Financial Income (Losses)	64
43 Equity in the Results of Subsidiaries and Investees	64
44 Electric Energy Trading Chamber (CCEE)	65
45 Reconciliation of the Provision for Income Tax and Social Contribution	68
46 Financial Instruments	68
47 Related-Party Transactions	70
48 Wholly-Owned Subsidiaries	72
49 Statement of Income Broken Down by Company	75
COMMENTS ON THE PERFORMANCE OF THE COMPANY IN THE QUARTER	76
SENIOR MANAGEMENT AND COMMITTEES	81
AUDITOR REPORT ON THE SPECIAL REVIEW OF THE QUARTERLY INFORMATION	82

FINANCIAL STATEMENTS

Balance Sheet - Assets
As of March 31, 2007 and December 31, 2006
(In thousands of reais)

		N. no.	Parent Company		Consolidated

CODE	DESCRIPTION		31/03/2007	31/12/2006	31/03/2007	31/12/2006

1	Total Assets		8,632,280	8,897,302	11,501,218	11,934,623
1.01	Current Assets		812,863	1,417,284	2,640,982	3,013,633
1.01.01	Cash in Hand	4	158,816	584,702	1,099,524	1,504,004
1.01.02	Receivables		654,047	832,582	1,490,332	1,458,185
1.01.02.01	Customers		-	-	986,979	966,940
1.01.02.01.01	Customers and distributors	5	-	-	1,054,328	1,065,267
1.01.02.01.02	Provision for doubtful accounts	6	-	-	(81,948)	(111,726)
1.01.02.01.03	Services to third parties, net	7	-	-	14,599	13,399
1.01.02.02	Other Receivables		654,047	832,582	503,353	491,245
1.01.02.02.01	Dividends receivable	8	563,680	760,282	1,997	2,019
1.01.02.02.02	Service in progress		-	-	25,563	20,038
1.01.02.02.03	CRC transferred to State Government	9	-	-	35,857	35,205
1.01.02.02.04	Taxes and social contribution paid in advance	10	90,359	72,298	251,186	235,084
1.01.02.02.05	Account for Compensation of Portion A	11	-	-	69,432	90,048
1.01.02.02.06	Regulatory asset - Pasep/Cofins		-	-	1,704	3,408
1.01.02.02.07	Collaterals and escrow deposits	12	-	-	69,634	68,565
1.01.02.02.08	Other receivables	13	8	2	47,980	36,878
1.01.03	Inventories		-	-	51,126	51,444
1.02	Non-Current Assets		7,819,417	7,480,018	8,860,236	8,920,990
1.02.01	Long-term Receivables		870,541	848,395	1,805,537	1,839,349
1.02.01.01	Sundry Receivables		107,122	109,036	1,805,537	1,839,349
1.02.01.01.01	Customers and distributors	5	-	-	104,068	108,157
1.02.01.01.02	CRC transferred to State Government	9	-	-	1,159,858	1,158,898
1.02.01.01.03	Taxes and social contribution paid in advance	10	59,188	61,101	360,917	382,528
1.02.01.01.04	Account for Compensation of Portion A	11	-	-	10,182	12,273
1.02.01.01.05	Collaterals and escrow deposits	12	-	-	23,621	24,630
1.02.01.01.06	Judicial deposits	14	47,934	47,935	135,151	140,954
1.02.01.01.07	Other receivables	13	-	-	11,740	11,909
1.02.01.02	Receivables from Related Parties	15	763,419	739,359	-	-
1.02.01.02.01	From investees		-	-	-	-
1.02.01.02.01	From subsidiaries		763,419	739,359	-	-
1.02.02	Permanent Assets		6,948,876	6,631,623	7,054,699	7,081,641
1.02.02.01	Investments	16	6,948,876	6,631,623	308,056	305,968
1.02.02.01.01	Equity in investees		-	-	214,426	210,363
1.02.02.01.02	Equity in investees - goodwill		-	-	5,397	6,599
1.02.02.01.03	Equity in subsidiaries		6,944,214	6,626,961	-	-
1.02.02.01.04	Equity in subsidiaries - goodwill		-	-	75,240	76,015
1.02.02.01.05	Other		4,662	4,662	12,993	12,991
1.02.02.02	Property, Plant, and Equipment	17	-	-	6,686,920	6,711,686
1.02.02.03	Intangible Assets	18	-	-	41,532	40,783
1.02.02.04	Deferred Assets		-	-	18,191	23,204

The accompanying notes are an integral part of these financial statements.

Balance Sheet – Liabilities

As of March 31, 2007 and December 31, 2006
(In thousands of reais)

		N. no.	Parent Company		Consolidated

CODE	DESCRIPTION		31/03/2007	31/12/2006	31/03/2007	31/12/2006

2	Total Liabilities		8,632,280	8,897,302	11,501,218	11,934,623
2.01	Current Liabilities		481,014	1,168,661	1,777,451	2,581,370
2.01.01	Loans and financing	19	14,869	9,243	85,497	90,152
2.01.02	Debentures	20	145,564	822,404	151,970	838,355
2.01.03	Suppliers	21	558	566	363,066	392,219
2.01.04	Taxes, fees, and contributions	10	51,270	67,719	273,962	311,085
2.01.05	Dividends payable		268,596	268,596	277,421	277,421
2.01.06	Accrued payroll costs	22	122	92	130,583	134,218
2.01.08	Other		35	41	494,952	537,920
2.01.08.01	Post-employment benefits	23	10	15	78,310	133,635
2.01.08.02	Account for Compensation of Portion A	11	-	-	144,988	110,498
2.01.08.03	Customer charges due	24	-	-	34,309	51,705
2.01.08.04	R & D and Energy Efficiency	25	-	-	165,195	174,316
2.01.08.05	Other accounts payable	26	25	26	72,150	67,766
2.02	Non-Current Liabilities		1,492,034	1,352,371	2,788,829	2,705,961
2.02.01	Long-Term Liabilities		1,492,034	1,352,371	2,788,829	2,705,961
2.02.01.01	Loans and financing	19	348,985	92,787	774,736	539,190
2.02.01.02	Debentures	20	733,360	866,680	998,763	1,129,230
2.02.01.03	Provision for Contingencies	27	31,842	24,282	216,931	222,473
2.02.01.04	Payables to related parties		377,847	368,622	1	1
2.02.01.06	Other		-	-	798,398	815,067
2.02.01.06.01	Suppliers	21	-	-	176,518	234,212
2.02.01.06.02	Taxes and social contributions	10	-	-	21,229	24,083
2.02.01.06.03	Post-employment benefits	23	-	-	553,102	495,759
2.02.01.06.04	Account for Compensation of Portion A	11	-	-	38,589	52,053
2.02.01.06.05	Other payables	26	-	-	8,960	8,960
2.03	Minority Interest		-	-	275,706	271,022
2.04	Shareholders' Equity		6,659,232	6,376,270	6,659,232	6,376,270
2.04.01	Paid-In Share Capital	28	3,875,000	3,875,000	3,875,000	3,875,000
2.04.02	Capital Reserves		817,293	817,293	817,293	817,293
2.04.04	Income Reserves		1,683,977	1,683,977	1,683,977	1,683,977
2.04.04.01	Legal reserves		268,323	268,323	268,323	268,323
2.04.04.05	Retained earnings		1,415,654	1,415,654	1,415,654	1,415,654
2.04.05	Accrued Earnings/Losses		282,962	-	282,962	-

The accompanying notes are an integral part of these financial statements.

Statement of Income

For the quarters ended on March 31, 2007 and 2006
(In thousands of reais)

		NE n°	Parent Company		Consolidated

CODE	DESCRIPTION		31/03/2007	31/03/2006	31/03/2007	31/03/2006

3	Statement of Income
3.01	Gross Revenues from Sales and Services	29	-	-	1,867,826	1,815,625
3.01.01	Power sales to final customers		-	-	1,397,291	1,387,612
3.01.02	Power sales to distributors		-	-	299,893	281,722
3.01.03	Use of the power grid		-	-	81,755	69,224
3.01.04	Telecommunications revenues		-	-	15,106	13,873
3.01.05	Distribution of piped gas		-	-	57,589	49,952
3.01.06	Other operating revenues		-	-	16,192	13,242
3.02	Deductions from Gross Revenues	30	-	-	(621,421)	(644,671)
3.03	Net Revenues from Sales and Services		-	-	1,246,405	1,170,954
3.04	Cost of Sales and Services	31	-	-	(700,331)	(774,863)
3.04.01	Power purchased for resale		-	-	(279,879)	(359,555)
3.04.02	Charges for the use of the power grid		-	-	(130,676)	(158,060)
3.04.03	Payroll		-	-	(96,391)	(93,528)
3.04.04	Pension and healthcare plans		-	-	(14,747)	(9,031)
3.04.05	Materials and supplies		-	-	(11,154)	(13,880)
3.04.06	Raw materials and supplies for power generation		-	-	(3,258)	(6,146)
3.04.07	Natural gas and supplies for the gas business		-	-	(27,508)	(23,681)
3.04.08	Third-party services		-	-	(32,107)	(30,957)
3.04.09	Depreciation and amortization		-	-	(98,891)	(80,577)
3.04.12	Expense recovery		-	-	8,077	10,274
3.04.13	Other costs		-	-	(13,797)	(9,722)
3.05	Result of Operations		-	-	546,074	396,091
3.06	Operating Expenses/Revenues		268,384	160,108	(107,496)	(122,900)
3.06.01	From Sales	31	-	-	25,805	(6,533)
3.06.02	General and administrative expenses/revenues	31	(2,699)	(6,063)	(71,169)	(78,620)
3.06.03	Financial Expenses/Revenues	42	(32,459)	(25,251)	(31,985)	(22,250)
3.06.03.01	Financial revenues		19,022	1,407	86,736	115,308
3.06.03.02	Financial expenses		(51,481)	(26,658)	(118,721)	(137,558)
3.06.05	Other Operating Expenses		(7,560)	-	(34,317)	(17,427)
3.06.06	Result of equity in subsidiaries and investees	43	311,102	191,422	4,170	1,930
3.06.06.01	Equity in subsidiaries and investees		311,093	191,418	4,161	1,927
3.06.06.02	Interests in other companies		9	4	9	3
3.07	Operating Income (Losses)		268,384	160,108	438,578	273,191
3.08	Non-Operating Income (Losses)		87	16	(2,530)	(3,652)
3.08.01	Revenues		87	16	124	1,717
3.08.02	Expenses		-	-	(2,654)	(5,369)
3.09	Income(Losses) before taxes/Eq. Investments		268,471	160,124	436,048	269,539
3.10	Provision for Income Tax and Social Cont.	45	-	-	(162,330)	(105,339)
3.10.01	Income tax		-	-	(119,306)	(77,352)
3.10.02	Social contribution		-	-	(43,024)	(27,987)
3.11	Deferred Income Tax	45	14,491	10,530	11,287	10,354
3.11.01	Income tax		10,655	7,743	8,299	7,613
3.11.02	Social contribution		3,836	2,787	2,988	2,741
3.14	Minority Interest		-	-	(2,043)	(3,900)
3.15	Net Income (Losses) for the Period		282,962	170,654	282,962	170,654

	Net Income per Lot of One Thousand Shares		1.0340	0.6236	1.0340	0.6236

The accompanying notes are an integral part of these financial statements.

Statement of Changes in Shareholders’ Equity

For the year ended on December 31, 2006
and for the quarter ended on March 31, 2007
(In thousands of reais)

	Share	Capital	Legal	Income	Retained
	capital	reserves	reserve	reserve	earnings	Total

Balance as of December 31, 2005	3,480,000	817,293	209,821	980,069	-	5,487,183

Net income for the period	-	-	-	-	170,654	170,654

Balance as of March 31, 2006	3,480,000	817,293	209,821	980,069	170,654	5,657,837

Adjustment from previous periods	-	-	-	-	(72,642)	(72,642)
Share capital increase	395,000	-	-	(395,000)	-	-
Net income	-	-	-	-	1,072,026	1,072,026
Allocation proposed at the GSM:
Legal reserve	-	-	58,502	-	(58,502)	-
Interest on capital	-	-	-	-	(123,000)	(123,000)
Dividends	-	-	-	-	(157,951)	(157,951)
Investment reserve	-	-	-	830,585	(830,585)	-

Balance as of December 31, 2006	3,875,000	817,293	268,323	1,415,654	-	6,376,270

Net income for the period	-	-	-	-	282,962	282,962

Balance as of March 31, 2007	3,875,000	817,293	268,323	1,415,654	282,962	6,659,232

The accompanying notes are an integral part of these financial statements.

Statement of Changes in Financial Position

For the quarters ended on March 31, 2007 and 2006
(In thousands of reais)

SOURCE OF FUNDS	Parent Company		Consolidated

	2007	2006	2007	2006

From operations
Net income	282,962	170,654	282,962	170,654

Expenses (revenues) not affecting net working capital:
Depreciation and amortization	-	-	104,460	85,437
Long-term monetary variations, net	2,009	2,891	8,739	(6,388)
Equity in results of subsidiaries and investees	(311,093)	(191,418)	(6,138)	(3,224)
Deferred income tax and social contribution	1,913	(10,728)	18,334	5,830
Contract renegotiation - Cien	-	-	(62,862)	-
Provisions for long-term liabilities	7,560	-	28,726	25,487
Write-off of property, plant, and equipment, net	-	-	3,531	5,802
Write-off of intangible, deferred, and other non-current assets, net	-	-	9,195	-
Amortization of goodwill on investments	-	-	1,977	1,297
Minority interest	-	-	2,043	3,900
	(299,611)	(199,255)	108,005	118,141

Dividends from investees and subsidiaries	-	-	2,075	-

Sources from (application in) operations	(16,649)	(28,601)	393,042	288,795

From third-parties
Loans and financing	260,000	-	260,000	-
Subsidiaries and investees	-	64,000	-	-
Post-employment benefits (reclassification from current liabilities)	-	-	49,372	-
Customer contributions	-	-	5,670	8,431
Other non-current liabilities	-	-	2,641	-
Transfer from long-term receivables to current assets:
Customers and distributors	-	-	4,494	6,823
CRC transferred to State Government	-	-	9,221	8,286
Taxes and social contributions	-	-	842	394
Account for compensation of Portion A	-	-	7,092	-
Subsidiaries and investees	-	93	-	93
Other receivables	-	-	168	425
	260,000	64,093	339,500	24,452

From the reduction of net working capital	-	689,033	-	638,926

TOTAL SOURCES	243,351	724,525	732,542	952,173

The accompanying notes are an integral part of these financial statements.

Statement of Changes in Financial Position

For the quarters ended on March 31, 2007 and 2006
(In thousands of reais)

USE OF FUNDS	Parent Company			Consolidated

	2007	2006	2007	2006

On property, plant, and equipment	-	-	82,215	149,046

On intangible assets	-	-	1,581	331

On long-term receivables
Customers and distributors	-	-	416	102
Taxes and social contributions	-	-	420	1,763
Judicial deposits	-	-	16,143	4,520
Account for compensation of Portion A	-	-	4,714	4,079
Regulatory asset - Pasep and Cofins	-	-	-	5,565
Subsidiaries and investees	20,645	-	-	-
Other receivables	-	-	-	936
	20,645	-	21,693	16,965

On investments	6,160	24,000	2	128

On deferred assets/liabilities	-	-	283	18

Transfer from long-term to current liabilities:
Loans and financing	-	-	23,758	26,793
Debentures	133,320	700,525	135,203	700,525
Suppliers	-	-	-	24,358
Post-employment benefits	-	-	-	26,144
Account for compensation of Portion A	-	-	27,829	6,702
Judicial contingencies	-	-	8,710	1,163
	133,320	700,525	195,500	785,685

On the increase of net working capital	83,226	-	431,268	-

TOTAL USES	243,351	724,525	732,542	952,173

Statement of variations in net working capital

Current assets at the beginning of the period	1,417,284	292,883	3,013,633	2,470,243
Current liabilities at the beginning of the period	1,168,661	273,870	2,581,370	2,258,341
Net working capital at the beginning of the period	248,623	19,013	432,263	211,902

Current assets at the end of the period	812,863	190,401	2,640,982	2,459,365
Current liabilities at the end of the period	481,014	860,421	1,777,451	2,886,389
Net working capital at the end of the period	331,849	(670,020)	863,531	(427,024)

Increase (decrease) in net working capital	83,226	(689,033)	431,268	(638,926)

The accompanying notes are an integral part of these financial statements.

Statement of Cash Flows

For the quarters ended on March 31, 2007 and 2006
(In thousands of reais)

	Parent Company		Consolidated

	2007	2006	2007	2006

CASH FLOW FROM OPERATING ACTIVITIES
Net income for the period	282,962	170,654	282,962	170,654

Expenses (revenues) not affecting cash:
Provision (reversal) for doubtful accounts	-	-	(29,715)	3,196
Depreciation and amortization	-	-	104,460	85,437
Long-term monetary variations, net	2,009	2,891	8,739	(6,388)
Equity in the results of subsidiaries and investees	(311,093)	(191,418)	(6,138)	(3,224)
Deferred income tax and social contribution	1,913	(10,728)	18,334	5,830
Contract renegotiation - Cien	-	-	(62,862)	-
Provisions for long-term liabilities	7,560	-	28,726	25,487
Write-off of property, plant, and equipment, net	-	-	3,531	5,802
Write-off of intangible, deferred, and other non-current assets, net	-	-	9,195	-
Amortization of goodwill on investments	-	-	1,977	1,297
Minority interest	-	-	2,043	3,900
	(299,611)	(199,255)	78,290	121,337

Changes in current assets
Customers and distributors	-	-	15,433	(36,487)
Services to third-parties, net	-	-	(1,263)	(1,431)
Construction in progress	-	-	(5,525)	507
CRC transferred to State Government	-	-	8,569	7,752
Taxes and social contribution	(18,061)	12,447	(15,260)	27,750
Account for compensation of Portion A	-	-	27,708	47,785
Regulatory asset - Pasep/Cofins	-	-	1,704	18,795
Collaterals and escrow deposits	-	-	(1,069)	(8,036)
Inventories	-	-	318	(7,754)
Other	(6)	92	(10,934)	(15,088)
	(18,067)	12,539	19,681	33,793
Changes in current liabilities
Suppliers	(8)	323	(29,153)	79,165
Taxes and social contribution	(16,449)	(3,851)	(37,123)	(103,748)
Payroll and labor provisions	30	(2)	(3,635)	1,156
Post-employment benefits	(5)	(1)	(55,325)	(32,631)
Account for compensation of Portion A	-	-	6,661	(8,346)
Customers charges due	-	-	(17,396)	28,057
R & D and Energy Efficiency	-	-	(9,121)	16,781
Other	(1)	(36,460)	(4,326)	(10,726)
	(16,433)	(39,991)	(149,418)	(30,292)
Changes in long-term receivables
Customers and distributors	-	-	(416)	(102)
Taxes and social contribution	-	-	(420)	(1,763)
Judicial deposits	-	-	(16,143)	(4,520)
Account for compensation of Portion A	-	-	(4,714)	(4,079)
Regulatory asset - Pasep/Cofins	-	-	-	(5,565)
Subsidiaries and investees	(20,645)	-	-	-
Other	-	-	-	(936)

(next page)	(20,645)	-	(21,693)	(16,965)

The accompanying notes are an integral part of these financial statements.
Note: This statement complies with the Electric Energy Utility Accounting Manual, approved under ANEEL Resolution no. 444/2001, published on the Federal Register on October 29, 2001.

Statement of Cash Flows
For the quarters ended on March 31, 2007 and 2006
(In thousands of reais)

(continued)

	Parent Company		Consolidated

	2007	2006	2007	2006
CASH FLOW FROM OPERATING ACTIVITIES

Increase in long-term liabilities
Subsidiaries and investees	-	64,000	-	-
Post-employment benefits (reclassification from current liabilities)	-	-	49,372	-
Other non-current liabilities	-	-	2,641	-
	-	64,000	52,013	-

Total used (provided) by operating activities	(71,794)	7,947	261,835	278,527

CASH FLOW FROM INVESTING ACTIVITIES
Additions to other companies:
COPEL Transmission	-	(17,000)	-	-
COPEL Telecommunications	(6,160)	-	-	-
COPEL Corporate Partnerships	-	(7,000)	-	-
Studies and projects	-	-	(2)	(128)
Dividends and interest on capital	196,602	75,471	2,097	1,092
Additions to property, plant, and equipment:
In generation	-	-	(3,388)	(690)
In generation (Centrais Elétricas do Rio Jordão S.A. - Elejor)	-	-	(6)	(27,964)
In transmission	-	-	(16,564)	(39,154)
In distribution	-	-	(53,837)	(72,011)
In telecommunications	-	-	(6,741)	(5,804)
In piped gas (Companhia Paranaense de Gás - Compagás)	-	-	(1,679)	(3,423)
Customer contributions	-	-	5,670	8,431
Additions to intangible assets	-	-	(1,581)	(331)
Additions to deferred assets	-	-	(283)	(18)

Total used (provided) by investing activities	190,442	51,471	(76,314)	(140,000)

CASH FLOW FROM FINANCING ACTIVITIES
Loans and financing	265,626	989	231,587	(35,122)
Debentures	(810,160)	(74,966)	(821,588)	(93,185)
Proposed dividends	-	(6)	-	962

Total used (provided) by financing activities	(544,534)	(73,983)	(590,001)	(127,345)

INCREASE (DECREASE) IN CASH	(425,886)	(14,565)	(404,480)	11,182

Cash at the beginning of the period	584,702	15,583	1,504,004	1,131,766
Cash at the end of the period	158,816	1,018	1,099,524	1,142,948

Variation in cash	(425,886)	(14,565)	(404,480)	11,182

The accompanying notes are an integral part of these financial statements.
Note: This statement complies with the Electric Energy Utility Accounting Manual, approved under ANEEL Resolution no. 444/2001, published on the Federal Register on October 29, 2001.

Statement of Added Value
For the quarters ended on March 31, 2007 and 2006
(In thousands of reais)

		Consolidated

	2007	2006

Revenues
Sales of power, services, and other revenues	1,867,826	1,815,625
Provision for (reversal of) doubtful accounts	29,715	(3,196)
Non-operating income (losses)	(2,530)	(3,652)
Total	1,895,011	1,808,777

( - ) Supplies acquired from third-parties
Power purchased for resale	279,879	359,555
Charges for the use of the power grid	130,676	158,060
Materials, supplies, and services from third-parties	69,779	73,304
Natural gas and supplies for the gas business	27,508	23,681
Emergency capacity charges and PROINFA	68	909
Other	41,664	22,009
Total	549,574	637,518

( = ) GROSS ADDED VALUE	1,345,437	1,171,259

( - ) Depreciation and amortization	104,460	85,437

( = ) NET ADDED VALUE	1,240,977	1,085,822

( + ) Transferred Added Value
Financial revenues and negative financial expenses	86,736	120,170
Equity in the results of subsidiaries and investees	4,170	1,930
Total	90,906	122,100

ADDED VALUE TO DISTRIBUTE	1,331,883	1,207,922

The accompanying notes are an integral part of these financial statements.
Note: Statement complies with Brazilian Accounting Rule NBC T 3.7, approved under CFC Resolution no. 1,010, published on the
Federal Register on January 25, 2005.

Statement of Added Value
For the quarters ended on March 31, 2007 and 2006
(In thousands of reais)

(continued)

			Consolidated

	2007	%	2006	%

DISTRIBUTION OF ADDED VALUE:

Personnel
Salaries and wages	96,293		94,515
Pension and healthcare plans	22,713		16,614
Meal assistance and education allowance	11,133		10,511
Social charges - FGTS	7,961		8,424
Labor indemnifications and severance pay	337		1,583
Transfer to construction in progress	(11,561)		(10,044)
Total	126,876	9.5	121,603	10.1

Government
ICMS (VAT)	362,812		356,766
Income tax and social contribution	151,043		94,985
Cofins tax	104,804		105,305
Social charges - INSS	25,892		25,524
Pasep tax	22,762		23,557
CPMF and IOF taxes	18,439		9,060
ISSQN	399		383
Other taxes	130,576		157,751
Total	816,727	61.3	773,331	64.0

Financing agents
Interest and penalties	100,282		133,360
Rents	2,993		5,074
Total	103,275	7.8	138,434	11.4

Shareholders
Retained earnings	282,962		170,654
Minority interest	2,043		3,900
Total	285,005	21.4	174,554	14.5

	1,331,883		1,207,922

Value added (average) by employee	163		154
Shareholders' equity contribution rate - %	20.0		21.3
Wealth generation rate - %	11.6		11.0
Wealth retention rate - %	21.4		14.5

The accompanying notes are an integral part of these financial statements.
Note: Statement complies with Brazilian Accounting Rule NBC T 3.7, approved under CFC Resolution no. 1,010, published on the
Federal Register on January 25, 2005.

NOTES TO THE FINANCIAL STATEMENTS
As of March 31, 2007
(In thousands of reais, except where otherwise indicated)

1 Operations

Companhia Paranaense de Energia - COPEL (COPEL, the Company or the Parent Company) is a public company with shares traded on stock exchanges in Brazil, the United States of America and Spain. COPEL is a mixed capital company, controlled by the Government of the State of Paraná, engaged, through its subsidiaries, in researching, studying, planning, building, and exploiting the production, transformation, transportation, distribution, and sale of energy, in any form, but particularly electric energy. These activities are regulated by the National Electric Energy Agency - ANEEL, which reports to the Ministry of Mines and Energy. Additionally, COPEL takes part, together with private companies, in consortiums or other companies in order to operate in the areas of energy, telecommunications and natural gas.

COPEL’s subsidiaries are:

COPEL Generation – Operates in the power generation business, with 18 power plants in operation – of which 17 are hydroelectric and one is thermoelectric – featuring an overall installed capacity of 4,549.6 MW(1) and assured power of 1,960.6 MW (average)(1). It also relies on 11 substations, of which 10 are automated and remote operated, with installed step-up transformer capacity of 5,004.1 MVA(1). This subsidiary holds the following concessions granted by ANEEL:

Power Plants	River	Installed Capacity (MW)(1)	Assured Power (avg. MW)(1)	Concession Date	Expiration Date

Hydroelectric facilities
Gov. Bento Munhoz da Rocha Neto
(Foz do Areia)	Iguaçu	1,676.00	576.00	24.05.1973	23.05.2023
Gov. Ney Aminthas de Barros Braga
(Segredo)	Iguaçu	1,260.00	603.00	14.11.1979	15.11.2009
Gov. José Richa (Caxias)	Iguaçu	1,240.00	605.00	02.05.1980	04.05.2010
Gov. Pedro Viriato Parigot de Souza	Capivari-Cachoeira	260.00	109.00	23.04.1965	07.07.2015
Guaricana	Arraial	36.00	13.60	13.08.1976	16.08.2026
Chaminé	São João	18.00	11.60	13.08.1976	16.08.2026
Apucaraninha	Apucaraninha	10.00	6.71	13.10.1975	12.10.2025
Mourão	Mourão	8.20	5.30	20.01.1964	07.07.2015
Jordão River Diversion	Jordão	6.50	5.85	14.11.1979	15.11.2009
Marumbi(a)	Ipiranga	4.80	3.94	-	-
São Jorge	Pitangui/Tibagi	2.30	1.62	04.12.1974	03.12.2024
Chopim I	Chopim	1.98	1.27	20.03.1964	07.07.2015
Rio dos Patos	Rio dos Patos/Ivaí	1.72	1.13	14.02.1984	14.02.2014
Cavernoso	Cavernoso/Iguaçu	1.30	0.86	07.01.1981	07.01.2011
Salto do Vau(b)	Palmital	0.94	0.60	27.01.1954	-
Pitangui(b)	Pitangui	0.87	0.57	05.12.1954	-
Melissa(b)	Melissa	1.00	0.57	08.10.1993	-
Thermal facility
Figueira		20.00	14.00	21.03.1969	26.03.2019

(1)	Submitted to approval by ANEEL.

(2)	Facilities under 1 MW are only subject to registration at ANEEL.

The extension of the concessions for the Governor Ney Aminthas de Barros Braga (Segredo), Governor José Richa (Caxias), and Jordão River Diversion Power Plants has already been requested to ANEEL.

COPEL Transmission – Charged with the transport and transformation of the power generated by the Company. It builds, operates, and maintains power transmission substations and lines, in addition to running, on behalf of the National System Operator (NSO), a part of the National Interconnected Power System in southern Brazil. It relies on 131 substations, operating at voltages equal to or higher than 69 kV, and on 7,219.1 km(1) of transmission lines.

COPEL Distribution – Engaged in the distribution and sale of energy in any form, especially electric energy, fuels and energy raw materials. It distributes power to 1,111 locations in 392 out of the 399 municipalities in the State of Paraná, and also to the town of Porto União, in the State of Santa Catarina.

COPEL Telecommunications – Engaged in providing communications and telecommunications services and in conducting studies, projects, and planning in the field of telecommunications, as well as any related activities, as authorized by law, for an indeterminate period of time, on a non-exclusive basis, both nationally and internationally, with a service area comprising the State of Paraná and Region II of the General Grants Plan, pursuant to Act no. 31,337 by the National Telecommunications Agency - ANATEL, which reports to the Ministry of Communications.

COPEL Corporate Partnerships – Incorporated to hold investments in other companies or consortiums in several business areas. COPEL currently holds five partnerships in independent power producers, all of which are operational and constituted as special purpose companies (SPCs), with a total installed capacity of 887.4 MW(1). It also holds interests in the sanitation, gas, telecommunications, and service sectors. On August 4, 2006, the second generating unit of the Fundão Power Plant (Fundão – Santa Clara Power Complex) entered commercial operation, for a total of 120.1 MW(1) of installed capacity. The Santa Clara Power Plant, the other facility in the complex, rated 120.2 MW(1), has been fully operational since September 2005.

The subsidiaries controlled by COPEL Corporate Partnerships are:

Companhia Paranaense de Gás – Compagas - a mixed capital company whose main activity is the supply of piped natural gas, through a 459-km long distribution network set up throughout Paraná in the municipalities of Araucária, Curitiba, Campo Largo, Balsa Nova, Palmeira, Ponta Grossa, and São José dos Pinhais. At the end of 2006, Compagas supplied a total of 1,904(1) customers, comprising 94 industrial customers, 24 vehicular gas stations, 116 commercial customers, 1,666 households, 2 co-generation plants, one company which uses natural gas as a raw material, and the Araucária Thermal Power Plant.

Elejor - Centrais Elétricas Rio Jordão S.A. – a special purpose company in which COPEL Corporate Partnerships holds a 70% voting interest. It was constituted to implement and run the Fundão – Santa Clara Power Complex, on the Jordão River, within the Iguaçu River sub-basin, in the State of Paraná, comprising the Santa Clara and Fundão Power Plants. These facilities feature 240.3 MW(1) of installed capacity, in addition to two small hydropower units embedded in the Santa Clara and Fundão dams, with 3.6 MW(1) and 2.4 MW(1) of installed capacity, respectively. The concession for the project was granted on October 23, 2001 for a 35-year term, renewable upon request by the holder and at ANEEL’s discretion.

COPEL Enterprises - a limited liability company set up to provide services in connection with the planning, coordination, and organization of companies involved in power generation and transmission, and with power plant management, construction, operation, and maintenance, in addition to holding interests in other companies. On May 31, 2006, COPEL Corporate Partnerships acquired El Paso Empreendimentos e Participações Ltda., which held a 60% interest in UEG Araucária Ltda., and changed its name to COPEL Enterprises (COPEL Empreendimentos Ltda.).

UEG Araucária Ltda. – a limited liability company set up to generate and sell electric power, using natural gas as fuel. The Araucária Power Plant has an installed capacity of 484.5 MW(1). Its authorization to operate as an independent power producer was issued by ANEEL on December 22, 1999 for a 30-year term, renewable upon request by the holder and at ANEEL’s discretion.

On December 28, 2006, UEG Araucária signed an agreement with Petróleo Brasileiro S.A. - Petrobras, leasing the Araucária Thermal Power Plant in return for monthly payments, over a period of one year ending on December 31, 2007, which may be extended for one additional year.

The agreement will enter into force once government authorities issue an authorization for the Araucária Thermal Power Plant to operate as a generation backup facility for Petrobras, in addition to all the required authorizations for the transfer of rights and duties arising from the facility’s power generation process.

The lease will only be charged after these authorizations are obtained.

The timeframe for the fulfillment of the conditions for entry into force, set forth in the agreement, is 120 days from the signature date. It was extended for an additional 60 days, until June 30, 2007, a period required for the completion of the approval process by government authorities, particularly ANEEL.

(1) Information unaudited by the independent auditors.

2 Presentation of the Quarterly Information

The quarterly information featured in this report is in accordance with the provisions of the Brazilian Corporate Law, with the accounting practices adopted in Brazil, set forth by the Institute of Independent Auditors of Brazil (Ibracon) and by the Federal Accounting Council (CFC), with the specific legislation enacted by ANEEL, and with the regulations of the Brazilian Securities and Exchange Commission (CVM).

These financial statements incorporate the changes set forth by ANEEL Ruling no. 3,073, dated December 28, 2006. The main changes resulting from the application of this ruling are the following:

a)	Reclassification of the expenses under Fuel Consumption Account (CCC) and Energy Development Account (CDE) from Operating Expenses to Customer Charges – Deductions from Gross Revenues;

b)	Reclassification of the expenses under Energy Efficiency (EEP) and Research & Development (R&D) programs from Operating Expenses to Customer Charges – Deductions from Gross Revenues;

c)
Establishment of the write-off and reintegration of assets acquired with funds from contributions and donations, as a credit to the Special Liabilities item, effective as of January 1, 2007, in order to offset its effects on accounting results.

For purposes of comparison, the reclassifications under the Current Liabilities of the Consolidated Balance Sheet as of December 31, 2006 are shown below:

Total of R$ 60,173 reclassified from Regulatory Charges to:

Consumer charges due (a)		Other accounts payable
Fuel Consumption Account - CCC	33,141	Financial compensation for water resources	7,073
Energy Development Account - CDE	13,258	ANEEL Inspection Fee	1,324
Global Reversal Reserve - RGR	5,306	Emergency Capacity Charges	71

	51,705		8,468

The reclassifications in the Statement of Income as of December 31, 2006 are shown below:

Total of R$ 157,564 reclassified from Administrative and Sales-Related Costs and Expenses to:

Deductions from gross revenues (a)		Financial expenses
Fuel Consumption Account - CCC	75,941	Pension and healthcare plans (b)	14,891
Energy Development Account - CDE	44,105	Research and Development and
Research and Development and		Energy Efficiency - R&D and EEP	22
Energy Efficiency - R&D and EEP	22,605

	142,651		14,913

a) ANEEL Ruling no. 3,073, dated December 28, 2006.

b) Interest and monetary variation on the financing agreement in connection with Pension Plan III.

The subsidiaries observe the same accounting practices adopted by COPEL.

Additional information is featured in the notes and supplemental tables pursuant to the provisions of ANEEL/SFF Letter no. 2,396/2006, dated December 28, 2006, and CVM/SNC/SEP Letter no. 01/2007, dated February 14, 2007.

3 Consolidated Quarterly Information

The consolidated quarterly information in this report is presented herein in compliance with CVM Instruction no. 247/1996 and subsequent amendments and comprise the parent company, the wholly-owned subsidiaries (COPEL Generation, COPEL Transmission, COPEL Distribution, COPEL Telecommunications, and COPEL Corporate Partnerships), as well as indirectly controlled investees (Companhia Paranaense de Gás – Compagas, Elejor – Centrais Elétricas do Rio Jordão S.A., COPEL Enterprises, and UEG Araucária Ltda.).

In compliance with the applicable legislation, the consolidation of interests in other companies comprises, as of June 1, 2006, the financial statements of COPEL Enterprises and UEG Araucária Ltda.

The balance sheets and statements of income of the companies included in the consolidation are featured in Note 48, reclassified for the purpose of ensuring consistency with the account classification adopted by COPEL.

The Company’s investments in the shareholders’ equities of subsidiaries, as well as the assets, liabilities, revenues, and expenses arising from intercompany operations, have been eliminated upon consolidation, and the minority interests are shown separately, so that the consolidated financial statements effectively represent the balances of transactions with third parties.

As supplemental information, the Statements of Cash Flows and of Added Value are included in form 16.01/ITR.

The main accounting practices adopted in the preparation of this quarterly report are consistent with those adopted in the financial statements as of December 31, 2006.

4 Cash in Hand

Parent Company			Consolidated

	31.03.2007	31.12.2006	31.03.2007	31.12.2006
Cash and banks	428	185	49,778	67,299
Financial investments
Federal banks	158,326	584,457	1,026,027	1,417,538
Private banks	62	60	23,719	19,167
	158,388	584,517	1,049,746	1,436,705

	158,816	584,702	1,099,524	1,504,004

Most of the financial investments of the Company and of its subsidiaries have been made in official financial institutions, comprising mostly fixed income securities (federal bonds), bearing an average yield of 100% the Interbank Deposit Certificate rate.

5 Consumers and Distributors

	Not yet due	Overdue for up to 90 days	Overdue for over 90 days		Consolidated Total

				31.03.2007	31.12.2006
Consumers
Residential	82,318	70,862	4,950	158,130	154,840
Industrial	83,716	21,367	44,213	149,296	150,038
Commercial	57,829	23,707	7,434	88,970	88,466
Rural	12,123	6,269	287	18,679	17,232
Public agencies	41,167	13,014	835	55,016	50,658
Public lighting	11,568	807	477	12,852	13,031
Public services	10,635	507	451	11,593	11,976
Unbilled	136,179	-	-	136,179	156,649
Energy installment plan - current	57,037	7,446	12,240	76,723	69,509
Energy installment plan - long-term	75,793	-	-	75,793	79,456
Low income customer rates	48,886	-	-	48,886	30,434
Penalties on overdue bills	1,933	5,306	4,752	11,991	10,359
State Government-"Luz Fraterna" Program	57,560	7,425	-	64,985	57,579
Rental of equipment and facilities	3,444	250	396	4,090	1,149
Red. of rate for use of distribution system	2,875	-	-	2,875	1,306
Red. of rate for use of dist. system - LT	958	-	-	958	1,306
Red. of rate for irrigation and aquaculture	333	-	-	333	179
Red. of rate for irrig. and aquaculture - LT	111	-	-	111	179
Gas supply	16,674	333	684	17,691	17,993
Gas supply - long-term	-			-	-
Other receivables	13,516	2,501	1,296	17,313	25,098
Other receivables - long-term	97	-	-	97	107
	714,752	159,794	78,015	952,561	937,544
Distributors
Bulk supply
Bulk supply - CCEE (Note 44)	715	-	105	820	29,521
Power auction	78,224	715	-	78,939	76,765
Bilateral agreements	49,858	-	-	49,858	52,146
Reimbursement to generators - current	7,843	-	-	7,843	10,854
Reimbursement to generators - long-term	27,109	-	-	27,109	27,109
Contracts with small utilities	5,432	-	-	5,432	4,591
Short-term bulk supply	-	-	130	130	138
	169,181	715	235	170,131	201,124
Transmission system
Power grid	13,039	91	4,697	17,827	17,427
Basic Network	17,539	145	174	17,858	17,310
Connection grid	19	-	-	19	19
	30,597	236	4,871	35,704	34,756

	914,530	160,745	83,121	1,158,396	1,173,424

Current total	810,462	160,745	83,121	1,054,328	1,065,267
Long-Term Total	104,068	-	-	104,068	108,157

6 Provision for Doubtful Accounts

The provision for doubtful accounts has been recorded in compliance with the rules of ANEEL’s Electric Utility Accounting Manual and with the chart of accounts set forth by the Brazilian National Petroleum Agency (ANP) for gas supply. After careful review of overdue receivables, COPEL’s senior management has considered the following amounts as sufficient to cover potential losses on the realization of receivables:

	Consolidated	Additions / (reversals)	Write-offs	Consolidated

	31.12.2006			31.03.2007
Consumers and distributors
Residential	15,083	972	(1)	16,054
Industrial	39,720	2,919	-	42,639
Commercial	6,600	2,371	-	8,971
Rural	-	71	-	71
Public agencies	37,722	(36,305)	-	1,417
Public lighting	117	3	-	120
Public services	7	16	-	23
Bulk sales to distributors	12,012	(8)		12,004
Gas supply	465	184	-	649

	111,726	(29,777)	(1)	81,948

COPEL and the Government of the State of Paraná signed an agreement for the renegotiation of electricity bills and Luz Fraterna Program amounts. On account of this agreement, the Company reverted in this quarter R$ 48.619 from the provision for doubtful accounts, in the Public Agencies category. Out of this total, R$ 33,418 refer to the program and R$ 15,201 to electricity bills. The change recorded in the first quarter, in the amount of (R$ 36,305), in the corresponding customer category includes this reversal as well as the accrual of amounts resulting from defaulting customers during the period.

7 Services Provided to Third Parties, Net

	Not yet due	Overdue for up to 90 days	Overdue for over 90 days		Consolidated Total

				31.03.2007	31.12.2006
Telecommunications services	12,587	1,260	650	14,497	13,353
Services rendered to third parties	295	69	1,053	1,417	1,395
Provision for doubtful accounts	-	-	(1,315)	(1,315)	(1,349)

	12,882	1,329	388	14,599	13,399

8 Dividends Receivable

		Parent Company		Consolidated

	31.03.2007	31.12.2006	31.03.2007	31.12.2006
Dividends receivable
Subsidiaries and investees (Note 15)
COPEL Generation	390,331	586,911	-	-
COPEL Corporate Partnerships	2,893	2,893	-	-
Dominó Holdings S.A.	-	-	1,975	1,975
	393,224	589,804	1,975	1,975
Interest on capital
COPEL Generation	57,507	57,507	-	-
COPEL Transmission	60,014	60,014	-	-
COPEL Distribution	52,913	52,913	-	-
	170,434	170,434	-	-
.
	563,658	760,238	1,975	1,975
Other interests
Eletrosul	22	44	22	44
	22	44	22	44

	563,680	760,282	1,997	2,019

9 CRC Transferred to the Government of the State of Paraná

Under an agreement dated August 4, 1994 and amended in December 1995, the remaining balance of the Recoverable Rate Deficit Account (CRC) was negotiated with the Government of the State of Paraná to be reimbursed in 240 monthly installments, restated by the General Price Index - Internal Availability (IGP-DI) plus annual interest of 6.65% . On October 1, 1997, the outstanding balance was renegotiated for payment in the following 330 months, under the Price amortization system, with the first installment due on October 30, 1997 and the last one due on March 30, 2025. The restatement and interest provisions of the original agreement remained unchanged.

By means of a fourth amendment dated January 21, 2005, the Company again renegotiated with the Government of Paraná the outstanding CRC balance as of December 31, 2004, in the amount of R$ 1,197,404 (original amount), to be paid in 244 installments under the Price amortization system, the first one due on January 30, 2005 and the others due in subsequent and consecutive months.

The renegotiated amount, in addition to the installments not yet due, includes the balance of the installment due in February 2003 and the installments due from March 2003 to December 2004, restated by the IGP-DI rate plus interest of 1% a month. The remaining provisions of the original agreement remained unchanged.

The State Government has been in compliance with the payments of the renegotiated installments according to the terms of the fourth amendment to the CRC agreement. Amortizations are secured by resources from dividends.

The table below features the changes in the CRC transferred to the Government of the State of Paraná:

Balances	Current Assets	Long-Term Receivables	Consolidated Total

As of December 31, 2005	31,803	1,150,464	1,182,267
Interest and fees - Note 42	19,040	-	19,040
Monetary variation - Note 42	7	2,413	2,420
Transfers	8,286	(8,286)	-
Amortization	(26,799)	-	(26,799)
As of March 31, 2006	32,337	1,144,591	1,176,928
Interest and fees	56,357	-	56,357
Monetary variation	758	40,461	41,219
Transfers	26,154	(26,154)	-
Amortization	(80,401)	-	(80,401)
As of December 31, 2006	35,205	1,158,898	1,194,103
Interest and fees - Note 42	19,227	-	19,227
Monetary variation - Note 42	21	10,181	10,202
Transfers	9,221	(9,221)	-
Amortization	(27,817)	-	(27,817)
As of March 31, 2007	35,857	1,159,858	1,195,715

10 Taxes and Social Contribution

		Parent Company		Consolidated

	31.03.2007	31.12.2006	31.03.2007	31.12.2006
Current assets
IRPJ/CSLL paid in advance (a)	67,567	65,911	103,245	116,736
Deferred IRPJ/CSLL (b)	22,792	6,387	128,982	106,145
ICMS (VAT) paid in advance	-	-	17,748	11,166
Other taxes paid in advance	-	-	1,211	1,037
	90,359	72,298	251,186	235,084
Long-term receivables
IRPJ/CSLL paid in advance (a)	4,525	4,525	4,525	4,525
Deferred IRPJ/CSLL (b)	54,663	56,576	316,172	337,654
ICMS (VAT) paid in advance	-	-	28,358	28,781
ICMS preliminary injunction for judicial deposit	-	-	11,779	11,501
Pasep and Cofins due	-	-	20,361	20,361
Provision for losses in the realization of taxes	-	-	(20,361)	(20,361)
Pasep/Cofins w/o ICMS prel. inj. for judicial deposit	-	-	83	67
	59,188	61,101	360,917	382,528
Current liabilities
Deferred IRPJ/CSLL (b)	-	-	25,374	33,671
Income tax withheld	721	676	2,424	1,440
Income tax on interest on capital	-	4,130	-	27,547
ICMS (VAT) due	-	-	119,675	116,032
Pasep and Cofins due	14,441	14,443	88,298	81,345
REFIS Installments (c)	35,068	48,254	35,068	48,254
Other taxes	1,040	216	3,123	2,796
	51,270	67,719	273,962	311,085
Long-term liabilities
Deferred IRPJ/CSLL (b)	-	-	9,367	12,515
ICMS preliminary injunction for judicial deposit	-	-	11,779	11,501
Pasep/Cofins w/o ICMS prel. inj. for judicial deposit	-	-	83	67
	-	-	21,229	24,083

IRPJ = Corporate Income Tax
CSLL = Social Contribution on Net Income

a) Income tax and social contribution paid in advance

Amounts recorded as income tax and social contribution paid in advance refer mostly to amounts withheld and collected according to estimates during the period.

b) Deferred income tax and social contribution

The Company records deferred income tax calculated at the rate of 15%, plus an additional rate of 10%, and deferred social contribution at the rate of 9%.

The deferred taxes in connection with the pension plan deficit are being realized in compliance with the amortization plan for the corresponding debt, and the provision for the healthcare plan is being realized to the extent post-employment benefits are paid. The deferred taxes on the remaining provisions will be realized according to court decisions and to the realization of regulatory assets.

Under current tax legislation, tax losses and negative bases for social contributions may be offset against future taxable income, up to the limit of 30% of the taxable income for each year, and do not lapse.

Tax credits have been recorded as follows:

		Parent Company		Consolidated

	31.03.2007	31.12.2006	31.03.2007	31.12.2006
Current assets
Pension plan deficit - plan III	-	-	6,551	6,441
Pension and healthcare plans - CVM Ruling no. 371	-	-	3,875	3,879
Tax losses	22,792	6,387	23,872	8,269
Passive CVA	-	-	48,779	33,832
Temporary additions	-	-	45,905	53,724
	22,792	6,387	128,982	106,145
Long-term receivables
Pension plan deficit - plan III	-	-	101,843	103,517
Pension and healthcare plans - CVM Ruling no. 371	-	-	48,798	50,165
Tax losses and negative tax basis	6,035	6,035	17,769	17,769
Temporary additions:	-	-	-	-
Provisions for contingencies (labor,
tax, and judicial)	30,832	28,262	84,543	84,432
Provision for doubtful accounts	1,839	1,839	38,603	52,678
REFIS/FINAN provision	15,957	20,440	15,957	20,440
Provision for R&D and energy efficiency	-	-	7,929	7,929
Provisions for regulatory liabilities	-	-	714	708
Other	-	-	16	16
	54,663	56,576	316,172	337,654
Current liabilities
Active CVA	-	-	20,272	27,281
Surplus power	-	-	1,091	505
Temporary exclusions	-	-	4,011	5,885
	-	-	25,374	33,671
Long-term liabilities
Active CVA	-	-	2,342	3,053
Surplus power	-	-	363	505
Temporary exclusions	-	-	6,662	8,957
	-	-	9,367	12,515

	77,455	62,963	410,413	397,613

In compliance with CVM Ruling no. 371, dated June 27, 2002, the Company’s Board of Directors and Fiscal Council have approved the technical study prepared by the Chief Finance and Investor Relations Office on future profitability projections, which points out to the realization of deferred taxes. According to the estimates of future taxable income, the realization of deferred taxes is broken down below:

	Estimated realizable value	Actual realized amount	Estimated realizable amount

2007	27,078	35,280	-
2008	-	-	21,363
2009	-	-	12,269
2010	-	-	13,206
2011	-	-	14,219
After 2012	-	-	349,356

	27,078	35,280	410,413

Projected future income will be revised by management upon the approval of the financial statements for fiscal year 2007, in April 2008.

c) Tax recovery program - REFIS

On December 16, 2000, COPEL signed up for the Tax Recovery Program (REFIS), established by Law no. 9,964, dated April 10, 2000, in order to pay in 60 monthly and equal installments an outstanding debt to the National Social Security Institute (INSS) in the consolidated amount of R$ 82,540, retroactive to March 1, 2000.

Since the REFIS I Program covers taxes owed to the National Social Security Institute (INSS) and to the Brazilian Internal Revenue Service (SRF), the latter included in the Company’s REFIS account, without COPEL’s agreement, income tax and social contribution claims in the amount of R$ 11,100, retroactively to the date of consolidation, March 1, 2000, thus raising total debt to R$ 93,640.

The Company requested the settlement of charges (interest and penalties) included in the amount above with credits from corporate income tax (IRPJ) and social contribution (CSLL) losses purchased from third parties, in the amount of R$ 45,766. However, as the Brazilian Internal Revenue Service (SRF) had not yet completed the review of such transfer of tax credits, in September 2003 the Company recorded a provision which, restated as of September 30, 2006, amounted to R$ 73,844, net (which corresponded to the restated balance of its REFIS account).

On July 31, 2006, COPEL became aware of the decision by the SRF to reject the request for use of third-party credits.

On August 14, 2006, COPEL filed for withdrawal from REFIS, only so it could sign up for the new tax installment plan established by Provisional Measure no. 303/2006, called Special Installment Plan or PAEX. By doing so, COPEL can now take advantage of the benefits of this plan by paying off the outstanding debt in six installments, with an 80% discount off the penalties and a 30% discount off the interest due. The Company’s application was completed on September 14, 2006.

The new installment plan includes only the remaining debt to INSS which was included in REFIS (the debt to the SRF is now under litigation), i.e., net of payments already made, resulting in the amount, according to the INSS' initial calculation, of R$ 37,782, restated according to the SELIC interest rate, to be paid in six installments. These installments have already been paid. The INSS, however, reincluded in the PAEX account the amounts of interest which had been fully settled under REFIS I, in the amount of R$ 35,000. Nevertheless, the INSS has not offered any guarantees that their calculations are final, claiming that "final consolidation" of the debt has not been concluded yet.

Thus, in light of these circumstances, it is recommended that the provision in the amount of R$ 35,068 be maintained to cover the new INSS claim under PAEX.

        11 Account for Compensation of “Portion A” Variations

Joint Ministry Ordinances no. 25, dated January 24, 2002, no. 116, dated April 4, 2003, and no. 361, dated November 26, 2004, enacted by the Ministries of Finance and of Mines and Energy, established the Account for Compensation of “Portion A” Variations (CVA), in order to record variations of the following Portion A cost items, as taken into account at the time of the annual rate reviews and as actually disbursed by companies during the year: Itaipu Binacional capacity rate; Itaipu Binacional power transport rate; Fuel Consumption Account (CCC) quota; rate for the use of Basic Network transmission facilities; Compensation for the Use of Water Resources; System Service Charges (ESS); Energy Development Account (CDE) quota; costs for purchase of power; and the power and cost-sharing quotas of the Program of Incentives for Alternative Energy Sources – Proinfa.

Under ANEEL Resolution no. 345/2006, COPEL Distribution was granted an average increase of 5.12% on its rates for sales to final customers, effective June 24, 2006. Out of this total, 4.91% correspond to the rate review index, and 0.21% to financial adjustments outside the range of the rate review. CVA is part of the latter group, amounting to R$ 21,978 or 0.58% of the granted increase, and is made up of three installments: CVA for rate year 2005-2006, in the amount of (R$ 7,557); CVA balance from the previous year to be offset, in the amount of (R$ 4,317); and deferred CVA balance from previous years, in the amount of R$ 33,852.

In response to the instructions contained in ANEEL/SFF Letter no. 2,396/2006, dated December 28, 2006, COPEL reclassified under the CVA, as costs for purchase of power, the amounts resulting from the recovery of the 3% power surplus under contract. Article 38 of Decree no. 5,163, dated July 30, 2004, determines that, in the process of passing costs of purchase of power on to the rates to final customers, ANEEL must take into account up to 103% of the total volume of power under contract in relation to the annual supply load of each distribution utility.

The establishment of the criteria for passing on to customers the cost of having a surplus of power under contract is the subject of Public Hearing no. 002/2006, which begun on February 22, 2006 and is still underway. Thus, in the 2006 rate review ANEEL provisionally approved, pursuant to the procedure set forth under SRE-ANEEL Technical Note no. 46/2006, the amount of R$ 16,122 for the period from January through December 2005, pursuant to item 52 of SRE-ANEEL Technical Note no. 345/2006, with a remaining balance of R$ 4,030 due for amortization as of March 31, 2007.

The balance of the Account for Compensation of Portion A is broken down below:

		Current		Long-term
Consolidated		assets		receivables

	31.03.2007	31.12.2006	31.03.2007	31.12.2006
Recoverable Portion A variations, 2006 rate review
Power purchased for resale (Itaipu)	9,081	18,162	-	-
Transport of purchased power (Itaipu)	1,098	2,195	-	-
Charges for use of trans.sys. (Basic Network)	5,349	10,699	-	-
Energy Development Account - CDE	5,775	11,549	-	-
Charges for system services - ESS	1,871	3,741	-	-
Fuel Consumption Account - CCC	8,740	17,481	-	-
Incentives to Alternative Energy Sources - Proinfa	2,943	5,886	-	-
Power purchased for resale (CVA Energy)	4,030	8,061	-	-
	38,887	77,774	-	-
Recoverable Portion A variations, 2007 rate review
Power purchased for resale (Itaipu)	12,163	5,133	4,054	5,133
Energy Development Account - CDE	5,552	2,199	1,851	2,199
Charges for system services - ESS	7,338	3,350	2,446	3,350
Incentives to Alternative Energy Sources - Proinfa	5,395	1,592	1,799	1,591
Power purchased for resale (CVA Energy)	97	-	32	-
	30,545	12,274	10,182	12,273

	69,432	90,048	10,182	12,273

		Current		Long-term
Consolidated		liabilities		liabilities

	31.03.2007	31.12.2006	31.03.2007	31.12.2006
Portion A variations subject to offsetting, 2006 rate review
Power purchased for resale (CVA Energy)	29,223	58,445	-	-
	29,223	58,445	-	-
Portion A variations subject to offsetting, 2007 rate review
Power purchased for resale (CVA Energy)	68,641	37,877	22,881	37,877
Charges for use of trans. syst. (Basic Network)	7,768	4,577	2,589	4,577
Fuel Consumption Account - CCC	38,283	9,197	12,761	9,197
Transport of purchased power (Itaipu)	1,073	402	358	402
	115,765	52,053	38,589	52,053

	144,988	110,498	38,589	52,053

The changes in the balances of deferred rate costs restated by the SELIC interest rate are shown on the following table:

.
	Balance	Deferral	Amortization	Restatement	Transfers	Balance

	31.12.2006					31.03.2007
Assets
Power purchased for resale (Itaipu)	28,428	5,588	(9,615)	897	-	25,298
Transport of purchased power (Itaipu)	2,195	-	(1,172)	75	-	1,098
Charges for use of trans. syst. (Basic Network)	10,699	-	(5,505)	155		5,349
Energy Development Account - CDE	15,947	2,839	(6,089)	481	-	13,178
Charges for system services - ESS	10,441	2,833	(1,913)	294	-	11,655
Fuel Consumption Account - CCC	17,481	-	(9,406)	665	-	8,740
Incentives to Alternative Sources - Proinfa	9,069	3,904	(3,178)	342	-	10,137
Power purchased for resale (CVA Energy)	8,061	129	(4,031)	-	-	4,159
	102,321	15,293	(40,909)	2,909	-	79,614
Current	90,048	10,579	(40,909)	2,622	7,092	69,432
Non-current	12,273	4,714	-	287	(7,092)	10,182
.
Liabilities
Power purchased for resale (CVA Energy)	134,199	13,712	(31,385)	4,219	-	120,745
Fuel Consumption Account - CCC	18,394	31,904	-	746	-	51,044
Charges for use of trans. syst. (Basic Network)	9,154	897	-	306		10,357
Transport of purchased power (Itaipu)	804	592	-	35	-	1,431
	162,551	47,105	(31,385)	5,306	-	183,577
Current	110,498	33,744	(31,385)	4,302	27,829	144,988
Non-current	52,053	13,361	-	1,004	(27,829)	38,589

        12 Guarantees and Escrow Deposits

		Consolidated

	31.03.2007	31.12.2006
Current assets
Escrow deposits	69,634	68,565
	69,634	68,565
Long-term receivables
Collateral under STN agreement (note 19.b)	23,621	24,630
	23,621	24,630

Out of the escrow deposits recorded under current assets, R$ 11,565 are invested in Unibanco S.A., yielding 100% of the variation of the DI rate, in a reserve account set up to secure a debt to BNDESPAR, in connection with the issue of debentures, pursuant to a Private Agreement on Revenue Attachment and Other Covenants.

The remaining deposits meet the requirements of the Electric Energy Trading Chamber (CCEE) and are tied to the operations conducted at power auctions, CCEE settlements, and ANEEL auctions.

        13 Other Receivables

		Parent Company		Consolidated

	31.03.2007	31.12.2006	31.03.2007	31.12.2006
Current assets
Advance payments to employees	-	-	18,903	7,618
Advance payments to suppliers	-	-	12,442	11,074
Advance payments	-	-	6,737	8,756
Installment plan for Onda Provedor de Serviços	4,348	4,348	4,348	4,348
Recoverable salaries of transferred employees	-	-	3,783	3,768
RGR - discrepancies	-	-	3,095	2,256
Decommissioning in progress	-	-	1,834	2,095
Advance payments for judicial deposits	6	-	1,532	1,412
Fuel purchases on account of CCC	-	-	931	764
Provision for doubtful accounts	(4,348)	(4,348)	(9,466)	(9,812)
Other receivables	2	2	3,841	4,599
	8	2	47,980	36,878
Long-term receivables
Compulsory loans	-	-	5,483	5,483
Advance payments	-	-	3,443	3,612
Property and rights assigned for disposal	-	-	2,814	2,814
	-	-	11,740	11,909

The provision for doubtful accounts under Parent Company refers to the balance of installments owed by Onda Provedor de Serviços, whose realization is unlikely, and, under Consolidated, in addition to Parent Company amounts, refers to an unrealizable amount mostly comprising wages of loaned employees.

        14 Judicial Deposits

The balances of judicial deposits under long-term receivables are shown below:

		Parent Company		Consolidated

	31.03.2007	31.12.2006	31.03.2007	31.12.2006
Labor	-	-	59,593	68,650
Civil:
Easements	-	-	9,566	7,149
Civil claims	-	-	14,828	13,982
Customer claims	-	-	1,583	1,640
	-	-	25,977	22,771
Tax:
National Social Security Institute - INSS	47,934	47,934	47,934	47,934
	47,934	47,934	47,934	47,934
.
Other judicial deposits	-	1	1,647	1,599

	47,934	47,935	135,151	140,954

Judicial deposits comprise funds deposited by COPEL to secure the execution of rulings in labor and civil lawsuits. Once there is a ruling in a lawsuit, execution proceedings take place. After being summoned to pay the amounts ruled by the court, COPEL makes a judicial deposit and may then dispute their calculation. After a ruling on the miscalculation claims, the court authorizes the plaintiff to withdraw from said deposit the amounts he or she is entitled to and authorizes COPEL to withdraw any remaining amounts the Company is entitled to on account of miscalculation, as the case may be.

        15 Receivables from Related Parties

The Company has the following receivables from investees and subsidiaries, stated at net value:

		Parent Company		Consolidated

	31.03.2007	31.12.2006	31.03.2007	31.12.2006
Subsidiaries:
COPEL Generation
Interest on capital receivable (Note 8)	57,507	57,507	-	-
Dividends receivable (Note 8)	390,331	586,911
	447,838	644,418	-	-
COPEL Transmission
Interest on capital receivable (Note 8)	60,014	60,014	-	-
Transferred financing (a)	20,809	21,344	-	-
	80,823	81,358	-	-
COPEL Distribution
Interest on capital receivable (Note 8)	52,913	52,913	-	-
Transferred financing (a)	78,682	80,686	-	-
Loan agreement (b)	663,928	-	-	-
Transferred debentures (a)	-	637,329	-	-
	795,523	770,928	-	-
COPEL Corporate Partnerships
Dividends receivable (Note 8)	2,893	2,893
	2,893	2,893	-	-
.
	1,327,077	1,499,597	-	-
Investees:
Dividends receivable (Note 8)
Dominó Holdings S.A.	-	-	1,975	1,975
.	-	-	1,975	1,975

.	1,327,077	1,499,597	1,975	1,975

Dividends receivable (Note 8)	563,658	760,238	1,975	1,975
Long-term receivables	763,419	739,359	-	-

a) Transferred financing and debentures

The Company transferred existing loans and financing to its wholly-owned subsidiaries at the time of their constitution in 2001. Nevertheless, since the agreements for transfer to the respective subsidiaries have not been formalized before the financial institutions, these amounts are also recorded under the Parent Company.

In the financial statements, the balances of these loans and financing are transferred with the same interest and charges agreed by the Parent Company and are shown separately as receivables from the wholly-owned subsidiaries, and as loans and financing liabilities owed by the subsidiaries, in the amount of R$ 99,491 (R$ 102,030 as of December 31, 2006) (Note 19).

The balance of R$ 637,329 as of December 31, 2006, concerning debentures transferred to COPEL Distribution, was settled on March 1, 2007.

b) Loan Agreement

On February 27, 2007, ANEEL approved the loan agreement to be signed by COPEL (lender) and COPEL Distribution (borrower), in the amount of R$ 1,100,000. This loan has a 5-year term, bearing interest corresponding to 104% of the DI rate, and its funds will be used in the expenditure program for the concession and to the payment of debentures transferred to COPEL Distribution and due on March 1, 2007.

        16 Investments

		Parent Company		Consolidated

	31.03.2007	31.12.2006	31.03.2007	31.12.2006
Interests in investees (a)	-	-	214,426	210,363

Interests in investees - goodwill (b)
Sercomtel S.A. - Telecomunicações	-	-	4,739	5,796
Sercomtel Celular S.A.	-	-	658	803
	-	-	5,397	6,599
Interests in subsidiaries
COPEL Generation	2,616,607	2,509,233	-	-
COPEL Transmission	1,103,757	1,063,740	-	-
COPEL Distribution	1,845,979	1,689,286	-	-
COPEL Telecommunications	191,761	184,287	-	-
COPEL Corporate Partnerships	1,186,110	1,180,415	-	-
	6,944,214	6,626,961	-	-
Interests in subsidiaries - goodwill
Elejor - Centrais Elét. do Rio Jordão S.A. (c)	-	-	21,872	22,060
COPEL Enterprises (d)	-	-	53,368	53,955
	-	-	75,240	76,015
Other investments
Amazon Investment Fund (FINAM)	32,609	32,609	32,609	32,609
Northeastern Investment Fund (FINOR)	9,870	9,870	9,870	9,870
FINAM - Nova Holanda	7,761	7,761	7,761	7,761
Provision for losses on tax incentives	(47,900)	(47,900)	(47,900)	(47,900)
Real estate for future service use	-	-	6,825	6,825
Other investments	2,322	2,322	3,828	3,826
	4,662	4,662	12,993	12,991

	6,948,876	6,631,623	308,056	305,968

a) Interests in subsidiaries

	Shareholders' Equity		COPEL's		Consolidated
		of investee	stake		Investment

Interests in investees	31.03.2007	31.12.2006	(%)	31.03.2007	31.12.2006
Dominó Holdings S.A. (d)	627,753	610,149	15.00	94,163	91,522
Sercomtel S.A. - Telecomunicações (1)	187,296	185,477	45.00	84,283	83,463
Foz do Chopim Energética Ltda. (1)	45,420	45,742	35.77	16,247	16,362
Sercomtel Celular S.A. (1)	26,754	27,488	45.00	12,039	12,369
Dona Francisca Energética S.A.	13,143	8,785	23.03	3,027	2,023
Centrais Eólicas do Paraná Ltda. (1)	3,630	3,500	30.00	1,089	1,050
Copel Amec S/C Ltda. (1)	993	973	48.00	477	468
Carbocampel S.A. (1)	463	473	49.00	227	232
Advance payments for capital increase				198	198
Escoelectric Ltda. (1)	(3,443)	(3,677)	40.00	-	-
Advance payments for capital increase				2,500	2,500
Braspower International Engineering S/C Ltda. (1)	(407)	(407)	49.00	-	-
Advance payments for capital increase				176	176

				214,426	210,363

(1) Unaudited by independent auditors

b) Interests in subsidiaries - goodwill

The investments in Sercomtel S.A. Telecomunicações and in Sercomtel Celular S.A. include goodwill on acquisition (R$ 42,289 and R$ 5,814), with net balances of R$ 4,739 and R$ 658, respectively. This goodwill is being amortized at the annual rate of 10%, with a charge to income of R$ 1,202 (R$ 1,057 and R$ 145) in 2007 and 2006. The payment of goodwill for Sercomtel S.A. Telecomunicações and for Sercomtel Celular S.A. was determined by the expected future profitability, resulting from the assessment of the return on investment based on discounted cash flows.

c) Elejor – Centrais Elétricas do Rio Jordão S.A.

The acquisition of the shares held by Triunfo Participações S.A., in December 2003, resulted in total goodwill of R$ 22,626, which corresponded to a balance of R$ 21,872 as of March 31, 2007. The amortization of goodwill was economically determined by the remaining time of the concession, whose effect on the statement of income as of March 31, 2007 is R$ 189 (R$ 95 as of March 31, 2006).

d) COPEL Enterprises

On May 31, 2006, COPEL Corporate Partnerships acquired El Paso Empreendimentos e Participações Ltda., which held a 60% interest in UEG Araucária Ltda., and changed its name to COPEL Enterprises (COPEL Empreendimentos Ltda.), resulting in net final goodwill of R$ 53,368, whose amortization was determined by the remaining time of the concession, which is 23 years. In the first quarter of 2007, the goodwill amortization expense was R$ 586.

e) Dominó Holdings

Dominó Holdings S.A. is a company which owns 34.75% of the share capital of Companhia de Saneamento do Paraná – SANEPAR, a mixed capital company whose business comprises basic sanitation services, including water supply and sewage collection and treatment.

f) COPEL’s participation in the share capital of subsidiaries and investees

	Percentage of Share Capital Held

	Common	Preferred	Total	Paid-in Share Capital

Interests in investees				31.03.2007	31.12.2006
Dominó Holdings S.A.	15.00	0.00	15.00	251,929	251,929
Sercomtel S.A. - Telecomunicações (1)	45.00	45.00	45.00	246,896	246,896
Foz do Chopim Energética Ltda. (1)	-	-	35.77	23,000	23,000
Sercomtel Celular S.A. (1)	45.00	45.00	45.00	36,540	36,540
Dona Francisca Energética S.A.	23.03	0.00	23.03	66,600	66,600
Centrais Eólicas do Paraná Ltda. (1)	-	-	30.00	3,061	3,061
Copel Amec S/C Ltda. (1)	-	-	48.00	828	828
Carbocampel S.A. (1)	49.00	0.00	49.00	260	260
Escoelectric Ltda. (1)	-	-	40.00	8,050	8,050
Braspower International Engineering
S/C Ltda. (1)	-	-	49.00	1,650	1,650

Interests in subsidiaries
Companhia Paranaense de Gás - Compagas	51.00	51.00	51.00	60,050	60,050
Elejor - Centrais Elétricas do Rio Jordão S.A	70.00	0.00	35.12	113,800	113,800
COPEL Enterprises	-	-	100.00	397,983	397,983
UEG Araucária Ltda. (1)	-	-	80.00	700,000	700,000

(1) Unaudited by independent auditors

     17 Property, Plant, and Equipment

		Accumulated		Consolidated
	Cost	depreciation		Net value

			31.03.2007	31.12.2006
In service (a)
COPEL Generation	4,315,865	(1,613,418)	2,702,447	2,718,458
COPEL Transmission	1,515,968	(486,676)	1,029,292	992,770
COPEL Distribution	3,477,290	(1,739,436)	1,737,854	1,708,060
COPEL Telecommunications	310,666	(161,370)	149,296	150,029
COPEL Corporate Partnerships	333	(223)	110	120
Companhia Paranaense de Gás - Compagas	140,739	(28,465)	112,274	113,033
Elejor - Centrais Elétricas do Rio Jordão S.A.	604,962	(18,096)	586,866	590,938
UEG Araucária Ltda.	633,335	(52,725)	580,610	588,479
	10,999,158	(4,100,409)	6,898,749	6,861,887
Construction in progress
COPEL Generation	138,004	-	138,004	144,468
COPEL Transmission	178,025	-	178,025	209,821
COPEL Distribution	231,824	-	231,824	251,020
COPEL Telecommunications	34,020	-	34,020	33,489
Companhia Paranaense de Gás - Compagas	11,979	-	11,979	11,186
Elejor - Centrais Elétricas do Rio Jordão S.A.	8,432	-	8,432	8,427
	602,284	-	602,284	658,411
	11,601,442	(4,100,409)	7,501,033	7,520,298
Special liabilities (b)
COPEL Transmission	-	-	(7,145)	(7,145)
COPEL Distribution	-	-	(806,968)	(801,467)
			(814,113)	(808,612)

			6,686,920	6,711,686

Under Articles 63 and 64 of Decree no. 41,019, dated February 26, 1957, the assets and facilities used in the generation, transmission, distribution, and sale of power are attached to these services and cannot be withdrawn, sold, assigned, or mortgaged without the prior written consent of the Regulatory Agency. ANEEL Resolution no. 20/1999 regulates the release of assets from the concessions of the Public Electric Energy Utilities, granting prior authorization to the release of assets that are deemed useless to the concession, when intended for sale, provided that the proceeds from such transaction be deposited in a special bank account assigned to investment in the concession.

a) Property, plant, and equipment in service

		Accumulated		Consolidated
	Cost	depreciation		Net value

			31.03.2007	31.12.2006
Property, plant, and equipment in service
Machinery and equipment	7,113,035	(2,766,969)	4,346,066	4,298,917
Reservoirs, dams, and headrace channels	2,864,129	(959,002)	1,905,127	1,916,510
Facilities, construction work, and betterments	687,340	(286,046)	401,294	403,373
Land	118,133	-	118,133	117,775
Gas pipelines	112,444	(19,961)	92,483	93,419
Vehicles	83,715	(57,143)	26,572	22,938
Furniture and implements	20,362	(11,288)	9,074	8,955

	10,999,158	(4,100,409)	6,898,749	6,861,887

b) Special liabilities

These are obligations linked to the concession of public electric energy services and represent funds provided by the Federal Government and by customers, as well as donations for which there are no obligations of any return to the donors and subsidies for investments in distribution. The maturity of these special liabilities is established by the Regulatory Agency for transmission and distribution concessions, and they must be settled at the time of expiration of the concessions. ANEEL Ruling no. 3,073, dated December 28, 2006, established the write-off and reintegration of assets acquired with funds from contributions and donations, in order to offset its effects on accounting results, taking into account, at first, depreciation/amortization figures in connection with assets acquired with funds from Special Liabilities recorded under Property, Plant, and Equipment in Service, as of the 2007 fiscal year, and with assets acquired over the years with funds from the Energy Efficiency Program (EEP), the Research and Development (R&D) Program, and the Electric Energy Universalization Plan.

c) Electric Energy Universalization Plans

Under Resolution no. 223, dated April 29, 2003, as amended by Resolutions no. 52, dated March 25, 2004, and no. 175, dated November 28, 2005, ANEEL set forth the overall conditions for the development of Electric Energy Universalization Plans aimed at supplying new customers or increasing the capacity of supply to existing customers. This Resolution regulates the provisions of Articles 14 and 15 of Law no. 10,438, dated April 26, 2002, as amended by Law no. 10,762, dated November 11, 2003, and no. 10,848, dated March 15, 2004, and sets the duties of the holders of electric energy distribution concessions and permits.

The “Luz para Todos” (“Light for Everyone”) program, launched by the Federal Government under Decree no. 4,783, dated November 11, 2003, is aimed at providing electric energy to 100% of Brazil by 2008, at no charge to consumers.

d) Depreciation rates

The main depreciation rates, according to ANEEL Resolution no. 240, dated December 5, 2006, to Ministry of Communications Ordinance no. 96/1995, and to the National Oil Agency (ANP) are:

%

Generation
General equipment	10.00
Generators	3.30
Reservoirs, dams, and headrace channels	2.00
Hydraulic turbines	2.50
Gas and steam turbines	5.00
Water cooling and treatment facilities	5.00
Gas conditioning equipment	5.00
Transmission
System structure and conductors and power transformers	2.50
General equipment	10.00
Reconnectors	4.30
Distribution
System structure and conductors and power transformers	5.00
Capacitor boards and distribution switches	6.70
Voltage regulators	4.80
Central administration
Facilities	4.00
Office machinery and equipment	10.00
Furniture and implements	10.00
Vehicles	20.00
Telecommunications
Power and transmission equipment (telecommunications)	10.00
Overhead and underground cabling, wiring, and private switching center	10.00
Natural gas supply
Gas pipelines	3.30
Gas pipeline operating equipment	10.00

e) Changes in property, plant, and equipment

		Construction	Special
Balances	In service	in progress	liabilities	Consolidated

As of December 31, 2005	5,907,082	806,145	(765,123)	5,948,104
Expenditure program	-	149,046	-	149,046
Transfer to p.,p.,&e. in service	109,520	(109,520)	-	-
Depreciation quotas	(84,377)	-	-	(84,377)
Write-offs	(5,802)	-	-	(5,802)
Customer contributions	-	-	(6,966)	(6,966)
Transfer from intangible assets	-	876	-	876
As of March 31, 2006	5,926,423	846,547	(772,089)	6,000,881
Consolidation of UEG Araucária's p.,p.,&e	602,979	-	-	602,979
Expenditure program	-	418,733	-	418,733
Transfer to p.,p.,&e. in service	613,787	(613,787)	-	-
Depreciation quotas	(272,466)	-	-	(272,466)
Write-offs	(8,983)	-	-	(8,983)
Customer contributions	-	-	(36,523)	(36,523)
Transfer from intangible assets	147	3,950	-	4,097
Supplemental provision for contingencies	-	2,968	-	2,968
As of December 31, 2006	6,861,887	658,411	(808,612)	6,711,686
Expenditure program	-	82,215	-	82,215
Transfer to p.,p.,&e. in service	138,907	(138,907)	-	-
Depreciation quotas	(98,281)	-	-	(98,281)
Depreciation quotas - special liabilities	(169)	-	169	-
Write-offs	(3,531)	-	-	(3,531)
Customer contributions	-	-	(5,670)	(5,670)
Transfer from intangible assets	(64)	-	-	(64)
Supplemental provision for contingencies	-	565	-	565
As of March 31, 2007	6,898,749	602,284	(814,113)	6,686,920

     18 Intangible assets

	Rights of use of software	Accumulated depreciation (1)	Easements	Other		Consolidated Net value

					31.03.2007	31.12.2006
In service
COPEL Generation	1,425	(673)	18	17	787	853
COPEL Transmission	7,890	(7,599)	22,491	15	22,797	22,018
COPEL Distribution	25,979	(20,930)	2,653	123	7,825	7,024
COPEL Telecommunications	3,590	(1,925)	-	-	1,665	1,748
COPEL Corporate Partnerships	-	-	-	1	1	1
Compagas	548	(322)	-	14	240	260
Elejor	-	-	101	-	101	101
UEG Araucária	65	(57)	-	-	8	9
	39,497	(31,506)	25,263	170	33,424	32,014
In progress
COPEL Transmission	1,600	-	-	-	1,600	2,348
COPEL Distribution	6,259	-	222	-	6,481	6,394
Elejor	-	-	27	-	27	27
	7,859	-	249	-	8,108	8,769

					41,532	40,783

(1) Annual amortization rate: 20%

a) Changes in intangible assets

Balances	In service	In progress	Consolidated

As of December 31, 2005	32,299	10,888	43,187
Expenditure program	-	331	331
Capitalizations	78	(78)	-
Amortization quotas	(981)	-	(981)
Transfers to construction in progress	(876)	-	(876)
As of March 31, 2006	30,520	11,141	41,661
Consolidation of UEG Araucária's intangible assets	16	-	16
Expenditure program	-	5,416	5,416
Capitalizations	2,962	(2,962)	-
Amortization quotas	(2,087)	-	(2,087)
Write-offs	(126)	-	(126)
Transfers to p.,p.,& e. in service	(147)	-	(147)
Transfers to construction in progress	876	(4,826)	(3,950)
As of December 31, 2006	32,014	8,769	40,783
Expenditure program	-	1,581	1,581
Capitalizations	2,242	(2,242)	-
Amortization quotas	(883)	-	(883)
Write-offs	(13)	-	(13)
Transfers to p.,p.,& e. in service	64	-	64
As of March 31, 2007	33,424	8,108	41,532

      19 Loans and Financing

The breakdown of the Company’s loans and financing balances is featured below:

		Current liabilities	Long-term liabilities		Parent Company Total

	Principal amount	Charges	Principal amount	31.03.2007	31.12.2006
Foreign currency
National Treasury (b)	7,456	3,050	88,985	99,491	102,030
	.
National currency (reais )
Banco do Brasil S.A. (c)	-	4,363	260,000	264,363	-

	7,456	7,413	348,985	363,854	102,030

The consolidated balance of loans and financing comprises:

		Current liabilities	Long-term liabilities		Consolidated Total

	Principal amount	Charges	Principal amont	31.03.2007	31.12.2006
Foreign currency
IDB (a)	19,686	669	58,926	79,281	93,464
National Treasury (b)	7,456	3,050	88,985	99,491	102,030
Banco do Brasil S.A. (c)	4,304	47	6,456	10,807	13,607
Eletrobrás (d)	6	1	44	51	52
	31,452	3,767	154,411	189,630	209,153
National currency (reais )
Eletrobrás (d)	39,368	20	281,471	320,859	337,647
Eletrobrás - Elejor (e)	-	-	53,907	53,907	49,353
BNDES - Compagas (f)	6,399	-	24,049	30,448	32,143
Banco do Brasil S.A. (c)	124	4,367	260,898	265,389	1,046
	45,891	4,387	620,325	670,603	420,189

	77,343	8,154	774,736	860,233	629,342

Breakdown of loans and financing by currency and index:

Currency (equivalent in reais ) / Index			Consolidated

	31.03.2007%		31.12.2006%
Foreign currency
U.S. dollar	99,542	11.57	102,082	16.22
Yen	10,807	1.26	13,607	2.16
IDB - currency basket	79,281	9.22	93,464	14.85
	189,630	22.05	209,153	33.23
National currency (reais )
Long-term Interest Rate's Reference Unit (URTJLP)	37	-	28,951	4.60
General Price Index - Market (IGP-M)	54,896	6.38	50,334	8.00
Fiscal Reference Unit (UFIR)	27,763	3.23	31,675	5.03
Eletrobrás Financing Rate (FINEL)	293,096	34.07	305,972	48.62
BNDES Monetary Unit (UMBND)	30,448	3.54	3,257	0.52
Interbank Deposit Certificate (CDI)	264,363	30.73	-	-
	670,603	77.95	420,189	66.77

	860,233	100.00	629,342	100.00

Variations in the main foreign currencies and rates applied to the Company’s loans and financing:

Currency/index		Variation (%)

	31.03.2007	31.12.2006
U.S. dollar	(4.10)	(8.66)
Yen	(3.10)	(9.47)
IDB - currency basket	0.43	2.09
URTJLP	0.12	1.79
TJLP	1.59	7.96
IGP-M	1.11	3.83
Finel	0.22	0.76
UMBND	(4.02)	(8.50)
CDI	(3.80)	(26.87)

Maturity of long-term installments:

	Foreign	National
	currency	currency		Consolidated

			31.03.2007	31.12.2006
2008	19,435	36,348	55,783	76,387
2009	30,590	47,702	78,292	75,759
2010	25,470	46,462	71,932	72,321
2011	15,649	46,462	62,111	62,117
2012	4,290	40,116	44,406	43,950
2013	2,752	40,063	42,815	42,295
2014	1,379	299,949	301,328	40,753
2015	-	39,913	39,913	39,277
2016	-	20,760	20,760	23,517
2017	-	1,408	1,408	4,493
2018	-	983	983	941
2019	-	131	131	115
after 2019	54,846	28	54,874	57,265

	154,411	620,325	774,736	539,190

Changes in loans and financing:

		Foreign currency		National currency	Consolidated
Balances	Current	Long-term	Current	Long-term	Total

As of December 31, 2005	40,470	223,338	58,783	379,286	701,877
Charges	3,119	-	7,340	-	10,459
Monetary and exchange variation	(2,283)	(15,242)	26	4,750	(12,749)
Transfers	12,702	(12,702)	14,091	(14,091)	-
Amortizations	(15,745)	-	(27,579)	-	(43,324)
As of March 31, 2006	38,263	195,394	52,661	369,945	656,263
Funds raised	-	-	-	16,937	16,937
Charges	9,144	-	21,399	-	30,543
Monetary and exchange variation	(86)	(1,902)	136	17,023	15,171
Transfers	20,395	(20,395)	37,812	(37,812)	-
Amortizations	(31,660)	-	(57,912)	-	(89,572)
As of December 31, 2006	36,056	173,097	54,096	366,093	629,342
Funds raised	-	-	-	260,000	260,000
Charges	2,721	-	15,687	3,923	22,331
Monetary and exchange variation	(1,059)	(6,505)	40	1,886	(5,638)
Transfers	12,181	(12,181)	11,577	(11,577)	-
Amortizations	(14,680)	-	(31,122)	-	(45,802)
As of March 31, 2007	35,219	154,411	50,278	620,325	860,233

a) Inter-American Development Bank - IDB

Loan for the Segredo Hydroelectric Power Plant and for the Jordão River Diversion Project, received on 15 January 1991, in the amount of US$ 135,000. The principal amount, the first installment of which was paid on January 15, 1997, and interest are due semi-annually until 2011. Interest is calculated according to the IDB funding rate, which in the first quarter of 2007 was 4.14% p.a.. The agreement provides for termination in the following cases:

1) Default by the debtor on any other obligation set forth in the agreement or agreements signed with the bank for financing of the project;

2) Withdrawal or suspension of the Federal Republic of Brazil as a member of the Bank;

3) Default by the guarantor, if any, of any obligation set forth in the guaranty agreement;

4) Ratio between current assets and total short-term commercial and bank financing, except for the current share of long-term indebtedness and dividends to be reinvested, equal to or greater than 1.2; and

5) Ratio between long-term indebtedness and shareholders’ equity not exceeding 0.9.

The Company has fully met the contractual conditions.

b) Department of the National Treasury - STN

The restructuring of medium and long-term debt, signed on May 20, 1998, in connection with the financing received under Law no. 4,131/62, is shown below:

	Term	Final	Grace period
Bond type	(years)	maturity	(years)		Consolidated

				31.03.2007	31.12.2006
Par Bond	30	15.04.2024	30	33,239	34,137
Capitalization Bond	20	15.04.2014	10	21,385	21,858
Debt Conversion Bond	18	15.04.2012	10	17,434	17,886
Discount Bond	30	15.04.2024	30	23,222	23,829
El Bond - Interest bonds	12	15.04.2006	3	-	-
New Money Bonds	15	15.04.2009	7	2,090	2,144
Flirb	15	15.04.2009	9	2,121	2,176

				99,491	102,030

The annual interest rates and repayments are as follows:

Bond type	Annual interest rates (%)	Payments

Par Bond	6.0	single
Capitalization Bond	8.0	semi-annual
Debt Conversion Bond	Six-month LIBOR + 0.8750	semi-annual
Discount Bond	Six-month LIBOR + 0.8125	single
El Bond - Interest bonds	Six-month LIBOR + 0.8125	semi-annual
New Money Bonds	Six-month LIBOR + 0.8750	semi-annual
Flirb	Six-month LIBOR + 0.8125	semi-annual

As collateral for this agreement, the Company assigned and transferred to the Federal Government, conditioned to the non-payment of any financing installment, the credits that are made to the Company’s centralized revenues account, up to a limit sufficient to cover the payment of installments and other charges payable upon each maturity. For the Discount and Par Bonds, there are collateral deposits of R$ 9,743 and R$ 13,878 (R$ 10,159 and R$ 14,471 as of December 31, 2006), respectively, recorded under guarantees and escrow deposits, in long-term receivables (Note 12).

c) Banco do Brasil S.A.

The Company has the following contracts with Banco do Brasil:

1) Agreements denominated in Japanese yen for the gas-insulated substation at Salto Caxias, repayable in 20 semi-annual installments, starting on March 7, 2000, bearing interest of 2.8% p.a. and a 3.8% p.a. brokerage commission. This debt is secured by COPEL’s revenues;

2) Private Credit Assignment Agreement with the Federal Government, through Banco do Brasil S.A., signed on March 30, 1994, repayable in 240 monthly installments based on the Price amortization system starting on April 1, 1994, monthly restated by the TJLP and IGP-M plus interest of 5.098% p.a.; and

3) Commercial credit agreement no. 330,600,129, in the amount of R$ 29,000, signed on January 31, 2007, with balloon maturity on January 31, 2014, yielding interest corresponding to 106.5% of the average CDI rate, due semi-annually in July and February. Industrial credit agreement no. 330,600,132, in the amount of R$ 231,000, signed on February 28, 2007, with balloon maturity on February 28, 2014, yielding interest corresponding to 106.2% of the average CDI rate, due semi-annually in September and March. As a guarantee, Banco do Brasil was authorized to deduct any amounts credited, on any grounds, to the Company's deposit account to cover, in part or in full, the outstanding balance due under the line of credit. It was also irrevocably authorized, regardless of prior notice, to offset, pursuant to article 368 of the Brazilian Civil Code, the Bank’s receivable, which corresponds to the outstanding balance due under the line of credit, with any credits the Company has or accrues at Banco do Brasil.

d) Eletrobrás

Loans originated from the Eletrobrás Financing Fund (FINEL) and from the Global Reversal Reserve (RGR) for the expansion of the generation, transmission, and distribution systems. Repayments started in February 1999, and the last payment is due in August 2021. Interest of 5.5% to 6.5% p.a. and principal are repaid monthly, adjusted by the FINEL and Federal Reference Unit (UFIR) rates. COPEL received, for application in the “Luz para Todos” Program, a first installment in the amount of R$ 12,744 in connection with contract ECFS-142/2006, signed on May 11, 2006, in the total amount of R$ 42,480. These funds come from the RGR and are repayable, after a 24-month grace period, in 120 monthly installments, with final maturity on September 30, 2020.

This debt is secured by COPEL’s revenues.

e) Eletrobrás - Elejor

This balance refers to monetary restatement and interest on Elejor preferred shares held by Eletrobrás, which shall be reacquired by the issuer, pursuant to the agreement between them (Note 47).

f) BNDES - Compagas

The BNDES balance includes four agreements signed by Compagas on December 14, 2001, repayable in 99 monthly installments, with interest of 4% p.a.. Two of these agreements were signed for the purchase of machinery and equipment, subject to the TJLP rate (limited to 6% p.a.), and two were signed for construction, facilities, and services, subject to the BNDES monetary unit (UMBND) rate.

        20 Debentures

The consolidated balance of debentures is broken down below:

		Current	Long-term		Consolidated
		liabilities	liabilities		Total

	Principal amount	Charges	Principal amount	31.03.2007	31.12.2006
Parent Company (a)	133,320	12,244	733,360	878,924	1,051,755
COPEL Distribution (b)	-	-	-	-	637,329
Elejor (c)	-	6,406	265,403	271,809	278,501

	133,320	18,650	998,763	1,150,733	1,967,585

Maturity of long-term installments:

		Consolidated

	31.03.2007	31.12.2006
2008	-	133,340
2009	155,817	155,667
2010	41,512	41,103
2011	645,368	644,880
2012	45,368	44,880
2013	45,368	44,880
2014	42,374	41,903
2015	19,871	19,554
2016	3,085	3,023

	998,763	1,129,230

Changes in debentures are shown below:

	Current	Long-term	Consolidated
Balances	liabilities	liabilities	Total

As of December 31, 2005	115,703	1,226,525	1,342,228
Charges	48,350	-	48,350
Monetary variation	(1,028)	4,252	3,224
Transfers	700,525	(700,525)	-
Amortization	(140,507)	-	(140,507)
As of March 31, 2006	723,043	530,252	1,253,295
Funds raised	-	600,000	600,000
Charges	142,024	-	142,024
Monetary variation	14,464	18,540	33,004
Transfers	19,562	(19,562)	-
Amortization	(60,738)	-	(60,738)
As of December 31, 2006	838,355	1,129,230	1,967,585
Charges	48,107	-	48,107
Monetary variation	1,902	4,736	6,638
Transfers	135,203	(135,203)	-
Amortization	(871,597)	-	(871,597)
As of March 31, 2007	151,970	998,763	1,150,733

a) Parent Company Debentures

1) 4th Issue of Debentures

A single series of 60,000 debentures makes up the fourth issue of simple debentures conducted by the Company on September 1, 2006, in the amount of R$ 600,000, and concluded on October 6, 2006, with full subscription in the total amount of R$ 607,899, with a five-year term from issue date and final maturity on September 1, 2011. These are simple, nominative debentures, non-convertible into stock, issued in book-entry form, and unsecured.

These securities will yield interest on their face value of 104% of the average one-day Interfinance Deposit (DI - over) rates, extra-group, expressed in an annual percentage rate based on 252 business days, calculated and published daily by CETIP (the “DI rate”) in exponential and cumulative “pro rata tempore” manner according to the number of business days elapsed. Interest corresponding to the capitalization period will be due and paid semi-annually, with the first due date on March 1, 2007 and the last on September 1, 2011. There will be no renegotiation of these debentures.

The resources from this issue were used to settle 1/3 of the principal amount of the Company's 3rd issue of debentures, on the due date of February 1, 2007, and the principal amount of the Company’s 2nd issue of debentures, on the due date of March 1, 2007.

2) 3rd Issue of Debentures

A single series of 40,000 debentures makes up the third issue of simple debentures, concluded on May 9, 2005, fully subscribed for R$ 400,000, with a four-year term. Final maturity is scheduled for 2009, with the first repayment (1/3) being scheduled for February 1, 2007, the second repayment (1/3) for February 1, 2008, and the third one (1/3) for February 1, 2009.

These are simple, nominative debentures, non-convertible into stock, issued in book-entry form, and secured by real estate. The funds were used to pay off securities issued on the international market (Euronotes) by the Company on May 2, 1997 and due on May 2, 2005, in the amount of US$ 150,000.

The pledged security is COPEL Generation’s bank account in Banco do Brasil S.A., in which all resources earned by COPEL Generation in connection with power sales agreements, both current and future, will be deposited.

These securities will yield interest on their face value (minus previously amortized amounts) of 115% of the average one-day Interfinance Deposit rates, extra-group, expressed in an annual percentage rate based on 252 business days, calculated and published daily by CETIP (the “DI rate”) in exponential and cumulative “pro rata tempore” manner according to the number of business days elapsed. Interest corresponding to the capitalization periods will be due and paid semi-annually, with the first due date on August 1, 2005 and the last on February 1, 2009. There will be no renegotiation of these debentures.

The debentures feature provisions setting forth accelerated maturity in the following cases:

1) Bankruptcy ruling against the issuer or any subsidiary controlled, directly or indirectly, by the issuer, or filing for business reorganization in bankruptcy by the issuer or by any subsidiary controlled, directly or indirectly, by the issuer (or any similar judicial proceeding similar which replaces or complements the current legislation on bankruptcy and business reorganization, including judicial or extrajudicial recovery);

2) Non-payment of any amounts due to debenture holders on the dates set forth in the agreement;

3) Court ruling for intervention in the concession or for termination of the concession for the services of distribution, transmission, or generation of power by the issuer or by the subsidiaries of the issuer;

4) Notwithstanding the provision in item (2) above, the default by the issuer or by COPEL Generation on any non-financial obligation or the untruthfulness of any statement contained in this agreement or in the pledge agreement, not remedied in ten business days from the date of default or of proof of untruthfulness. This ten business day deadline is not applicable to obligations for which a specific deadline has been set;

5) Legitimate protest against any security of the issuer or of any subsidiary controlled, directly or indirectly, by the issuer, with single or aggregate value equal to or greater than R$ 25,000, such an amount being restated annually according to the variation of the IGP-M index calculated and published by Fundação Getúlio Vargas, except in the event such protest is made in error or bad faith by third parties, provided that such situation is proven validly by the issuer or subsidiary controlled, directly or indirectly, by the issuer, as the case may be, or in the event it is cancelled within thirty days of its filing;

6) Final court or arbitration ruling against the issuer or any subsidiary controlled, directly or indirectly, by the issuer in aggregate amount greater than R$ 40,000, such an amount being restated annually according to the variation of the IGP-M index, provided the issuer or any subsidiary controlled, directly or indirectly, by the issuer fails to prove payment of the aggregate amount to the fiduciary agent, within ten business days from such supposed payment, in compliance with the schedule and conditions set forth in such final court or arbitration ruling;

7) Accelerated maturity of any debt of the issuer or of any subsidiary controlled, directly or indirectly, by the issuer in a single or aggregate amount equal to or greater than R$ 25,000, such an amount being restated annually according to the variation of the IGP-M index;

8) Lack of payment by the issuer or by any subsidiary controlled, directly or indirectly, by the issuer of any financial obligations in aggregate amount equal to or greater than R$ 25,000, such an amount being restated annually according to the variation of the IGP-M index;

9) Violation by the issuer or by any subsidiary controlled, directly or indirectly, by the issuer, during the term of this agreement, of laws, rules, and regulations, including those of environmental nature, which affect or may affect the issuer’s ability to legitimately fulfill its obligations set forth in this agreement; and

10) Any change in the corporate object contained in the issuer’s by-laws which modifies the primary business activity of the issuer.

The Company is required to meet the following goals in terms of financial indicators:

3rd Issue of Debentures

Consolidated EBITDA to Consolidated Financial Expenses ratio equal to or higher than 1.8, until June 30, 2006, and equal to or higher than 2.0, thereafter;

Consolidated Indebtedness to Consolidated EBITDA ratio of up to 4.0; and

Consolidated Indebtedness to Consolidated Indebtedness + Shareholder’s Equity of up to 0.42.

4th Issue of Debentures

Consolidated EBITDA to Consolidated Financial Expenses ratio equal to or higher than 2.0;

Consolidated Indebtedness to Consolidated EBITDA ratio of up to 4.0; and

Consolidated Indebtedness to Consolidated Indebtedness + Shareholder’s Equity + Minority Interests of up to 0.42.

The contracts for the issue of debentures contain the following definition of Consolidated EBITDA: Regarding the 12 months preceding the date of publication of this indicator, the sum (1) of income before the deduction of taxes, social contribution, and interests; (2) of depreciation and amortization expenses recorded during this period; (3) of consolidated financial expenses deducted from financial revenues; and (4) of non-operating expenses deducted from non-operating revenues, excluding amounts not disbursed in connection with UEG Araucária, until June 2007.

b) Debentures – COPEL Distribution

This issue of simple debentures was completed on May 9, 2002 with full subscription of the total amount of R$ 500,000, split into three series (R$ 100,000, R$ 100,000 and R$ 300,000, respectively), with a five-year term, due and settled on March 1, 2007.

c) Debentures - Elejor

The contract for Elejor’s first issue of debentures was signed with BNDES Participações S.A. – BNDESPAR, with COPEL Corporate Partnerships intervening as “Guarantor Shareholder” together with COPEL.

These funds were raised to be employed in the following:

1) Investments in the Fundão-Santa Clara Power Complex, on the Jordão River, in the State of Paraná;

2) Investments in two small hydropower plants, the Santa Clara I SHP and the Fundão SHP;

3) Payment of 50% of the amounts borrowed between July 1, 2004 and September 30, 2004 under the loan agreement signed on April 7, 2004 with the Guarantor Shareholder;

4) Full payment of the funds loaned by the Guarantor Shareholder from October 1, 2004 until the date the first debentures were paid in;

5) Payment of operating expenses inherent to the issuer's business, including the purchase of power to meet supply obligations; and

6) Financing of the social and environmental programs in connection with the investments in the Fundão-Santa Clara Power Complex.

One thousand debentures were issued in book-entry form, without the issue of guarantees or certificates. They were issued in two series, the first one comprising 660 debentures, and the second one, 340. Both of them are nominative, convertible into common shares and into class C preferred shares, at the discretion of the debenture holders.

The total amount of this issue was R$ 255,626. The debentures had a face value of R$ 256 on the issue date, February 15, 2005, and such value will be restated according to the variation of the long term interest rate (TJLP).

The final maturity of the first series is scheduled for February 15, 2015. After the grace period for the principal amount of 48 months from the issue date, amortization will take place in 24 quarterly installments pursuant to the agreement. The first amortization payment is due on May 15, 2009.

The final maturity of the second series is scheduled for February 15, 2016. After the grace period for the principal amount of 60 months from the issue date, amortization will take place in 24 quarterly installments pursuant to the agreement. The first amortization payment is due on May 15, 2010.

The first and second series yield interest based on the variation of TJLP, plus a 4% p.a. spread on the outstanding balance of each series. Interest on the fist series is due annually, in the first twelve months from the issue date, and quarterly thereafter. The first payment was due on February 15, 2006, and the last one, on February 15, 2015. Interest on the second series is due annually, in the first 24 months from the issue date, and quarterly thereafter. The first payment in due on May 15, 2007, and the last one, on February 15, 2016.

The agreement contains the following guarantees:

1) Letter of guarantee signed by COPEL Corporate Partnerships pledging an unsecured guarantee and taking main responsibility for payment to debenture holders;

2) Lien on rights resulting from the concession agreement: pursuant to the terms and provisions of the private agreements for lien on revenues and other covenants between the issuer, the fiduciary agent, and the depositary bank, an irrevocable lien was constituted, with due authorization by ANEEL; and

3) Lien on revenues and reserve of funds for payment: pursuant to the agreement between the issuer, the fiduciary agent, and the depositary bank, a centralizing account and a reserve account were constituted and shall be in effect until final settlement of all obligations under this agreement.

In terms of agreement termination provisions, in addition to the cases set forth in articles 39 and 40 of the BNDES regulations which are applicable to its contracts, if the general debenture holders’ meeting, by vote of the holders of 50% + 1 (fifty percent plus one) of the outstanding debentures, so decides, the fiduciary agent may declare the accelerated maturity of all debentures issued and demand payment by the issuer of the outstanding debenture balance, plus interest and other charges, in the following events:

1) Protest against any security of the issuer in amount equal to or greater than R$ 5,000, which results in risks to Elejor’s solvency, such an amount being restated annually according to the IGP-M inflation index, published by Fundação Getúlio Vargas;

2) Filing for business reorganization in bankruptcy by the issuer;

3) Liquidation or bankruptcy ruling against the issuer;

4) Accelerated maturity of any debt of the issuer due to breach of contract, in amount equal to or greater than R$ 5,000, restated annually according to the IGP-M index;

5) The inclusion in the issuer’s by-laws or corporate agreements, except those agreements already existing and duly registered, of a provision requiring special quorum for the discussion or approval of matters which limit or hinder the control over the company by the controlling parties, or else the inclusion of provisions which result in: i) restrictions to Elejor's growth or technological development capabilities; ii) restrictions to new markets; and iii) restrictions or reduction of Elejor's ability to fulfill the financial obligations under this transaction;

6) Statements made in the debenture instruments by the issuer which are false, misleading, or materially incorrect or incomplete; and

7) Any incorporation, merger, split, transformation, or any other corporate or material asset reorganization, as well as any capital reduction, or creation of redeemable shares by the issuers without prior authorization by BNDESPAR.

        21 Suppliers

			Consolidated

		31.03.2007	31.12.2006
Charges for the use of the power grid
Use of the Basic Network		47,385	45,383
Transport of power		2,884	2,728
Use of connections		213	213
		50,482	48,324
Power suppliers
Eletrobrás (Itaipu)		68,230	71,874
Cia. de Interconexão Energética - Cien (c)		12,006	63,000
Cia. de Interconexão Energética - Cien - long-term (c)		-	62,862
Furnas Centrais Elétricas S.A.		31,252	28,730
Companhia Hidro Elétrica do São Francisco - Chesf		28,693	16,721
Companhia Energética de São Paulo - Cesp		10,609	9,588
Utilities - CCEE (Note 44)		10,627	1,248
Itiquira Energética S.A.		8,903	7,386
Dona Francisca Energética S.A.		4,318	4,413
Rio Pedrinho Energética S.A. and Consórcio Salto Natal Energética S.A. (a)		2,944	2,829
Administracion Nac. de Eletr. - Ande (Paraguai)		1,120	1,341
Other suppliers		32,422	24,173
		211,124	294,165
Materials and services
Petróleo Brasileiro S.A. - Petrobras - gas acquired by Compagas		21,512	37,871
Petróleo Brasileiro S.A. - Petrobras - renegotiation - long-term (b)		175,351	170,183
Petróleo Brasileiro S.A. - Petrobras - gas acquired by Compagas - long-term		268	268
Other suppliers		79,948	74,721
Other suppliers - long-term		899	899
		277,978	283,942

		539,584	626,431

	Current	363,066	392,219
	Long-term	176,518	234,212

a) Rio Pedrinho Energética S.A. and Consórcio Salto Natal Energética S.A.

Rio Pedrinho Energética S.A. and Consórcio Salto Natal Energética S.A. filed for arbitration before the Arbitration Chamber of Fundação Getúlio Vargas (processed under numbers 001 and 002/2004), pleading payment of overdue installments and contractual penalties under the power purchase agreements they had signed with COPEL Distribution. Both cases were ruled in favor of the plaintiffs, so COPEL Distribution was sentenced to paying the claimed amounts plus legal fees.

The agreements submitted to arbitration are the subject of a class action claiming that both the CVCEE/COPEL-DIS/DCOD/CPR no. 016/2002 (Rio Pedrinho) and CVCEE/COPEL-DIS/DCOD/CPR no. 017/2002 (Salto Natal) agreements are null and void since they are damaging to the Company’s assets.

COPEL also filed suit before a State court (“2a. Vara da Fazenda Pública, Falências e Concordatas da Comarca de Curitiba”), processed under no. 380/2005, pleading the declaration of annulment of the arbitration clause in those agreements.

Due to the restrictions imposed on COPEL on account of the supposed breach of these contracts, the Company filed for a provisional remedy (processed under no. 1,392/2004) to suspend any such restrictions until the conclusion of the pending declaratory action and class action discussed above. The Company’s request was granted by a local judge and later confirmed by the Supreme Court of the State of Paraná by majority vote.

COPEL also filed a lawsuit before a State court (“2a. Vara da Fazenda Pública, Falências e Concordatas da Comarca de Curitiba”), processed under no. 950/2005, pleading the declaration of annulment of the agreements and the arbitration rulings. The defendants were subpoenaed on September 30, 2005.

Rio Pedrinho Energética S.A. and Consórcio Salto Natal Energética S.A. submitted a rebuttal, and the lawsuit was forwarded to the Public Prosecution Service for review and opinion. As of the date of these financial statements, no opinion has been issued by the Service.

Both companies filed suit for execution of the arbitration rulings against COPEL Distribution.

COPEL Distribution was served with summons and submitted a list of assets for attachment. Since the companies did not accept COPEL’s list of assets, the Company filed a stay of execution, which was rejected in the case of the Rio Pedrinho S.A. execution proceedings. COPEL then filed an interlocutory appeal before the Paraná State Supreme Court and was granted a preliminary injunction suspending the execution.

In the execution proceedings filed by Consórcio Salto Natal, the judge in charge of the case has not yet ruled on COPEL’s stay of execution.

Should COPEL be summoned concerning the assets for attachment, it will request a stay of execution to dispute the validity of the arbitration rulings, which is already being discussed in the ongoing lawsuit no. 950/2005. The Company conservatively set up an additional provision in the amount of R$ 41,677, as discussed in Note 27.

b) Petróleo Brasileiro S.A. - Petrobras

On March 7, 2006, by means of a report of material fact issued to the market, COPEL made public that on the previous day it had signed an agreement with Petrobras to settle the pending issues regarding the gas purchase agreement for the Araucária Thermal Power Plant. The basic terms of such settlement had been made public by means of a report of material fact on February 24, 2006. Under the Out-of-Court Agreement, COPEL Generation, with COPEL as guarantor, acknowledged a R$ 150,000 debt to Petrobras, assignee of Compagas’ credits from COPEL Generation, which shall be paid in 60 monthly installments restated by the Selic rate, starting in January 2010.

On May 30, 2006, COPEL Generation signed a Mutual Release Agreement with Compagas under which both companies fully and irrevocably release each other from all obligations and rights under the Natural Gas Purchase and Sale Agreement signed by them on May 30, 2000 and terminated on May 31, 2005, renouncing any claims against each other, on any grounds, as of the date of the Out of Court Settlement and Confession of Indebtedness signed by them and by Petrobras, with the participation of COPEL. The debt acknowledged by COPEL Generation remains.

c) Cia de Interconexão Energética - Cien

COPEL and Cia. Interconexão Energética (Cien) signed Amendment no. 3 to their Supply Contracts, reducing the volume of power under contract in 2007 from 400 average MW to 175 average MW, and accelerating the date of termination of the agreement to December 2007. Thus, as compensation, Cien released COPEL from the obligations under previous agreements, in the amount of R$ 100,863, with a remaining balance due by COPEL in the amount of R$ 25,000, which was settled in this quarter.

     22 Accrued Payroll Costs

		Consolidated

	31.03.2007	31.12.2006
Payroll
Profit sharing for 2006	52,028	52,028
Taxes and social contribution	16,308	16,408
Payroll, net	65	426
Assignments to third-parties	18	2
	68,419	68,864
Labor provisions
Paid vacation and annual bonus	46,473	49,394
Social charges on paid vacation and annual bonus	15,691	15,960
	62,164	65,354

	130,583	134,218

     23 Post-Employment Benefits

The company’s subsidiaries offer retirement and pension plans (“Pension Plan”) and a medical and dental care plan (“Healthcare Plan”) to both current and retired employees and their dependents.

a) Pension plan

Until 1997, COPEL offered a basic pension plan and a supplemental pension plan with defined benefits, which were financed by contributions from the Company and from plan members, both of whom were liable for plan deficits.

These plans are available only to retired employees and pensioners, are fully covered by Fundação COPEL assets, and have generated surpluses in the last two years, after taking into account CVM Instruction no. 371/2000.

The current pension plan offered to current employees originated in a defined benefit plan, which was turned into a defined contribution plan in 1998, called “Pension Plan III".

On that date, the proportional rights acquired by the participants on account of the change in plan generated a liability recognized and recorded in COPEL’s financial statements, as single sponsor of the plan, to be amortized in 240 monthly installments, due starting on February 1, 1999, restated according to the National Consumer Price Index - INPC plus interest of 6% p.a..

With the constitution of COPEL’s wholly-owned subsidiaries on July 1, 2001, the balance of the debt related to the change in plan, restated until then, was transferred to these companies proportionally to each one’s workforce at the date of calculation of such liability, i.e., December 31, 1997, financed in 210 monthly installments, restated according to the INPC inflation index plus interest of 6% p.a., due as from August 1, 2001. To secure these contracts, the sponsors authorized Fundação COPEL to withhold balances in their checking accounts.

Due to the signature of these new individual agreements, the agreement between Fundação COPEL and the Parent Company, original sponsor, was terminated, and both parties were released from all rights and obligations thereunder, and the Company also became co-guarantor of any deficit resulting from granting benefits.

b) Healthcare plan

Until August 2001, medical assistance to employees and their dependents was provided directly by the Company, and managed by Fundação COPEL. At that time, the Parent Company and its subsidiaries set up a healthcare plan for their employees and dependents, named “Pró-Saúde Plan”, which is funded by monthly contributions by both parties, sponsors and employees, calculated according to actuarial criteria and to the applicable legislation.

c) CVM Instruction no. 371/2000 – Accounting for Employee Benefits

Since the pension plan liability in connection with the proportional rights of employees, resulting from the change in plan discussed above, had already been recorded since 1998 to comply with CVM Instruction no. 371/2000, in 2001 the Company and its subsidiaries adjusted the balance of this liability, in the amount of R$ 72,857, appraised at the time according to its historical value, and restated according to the contractual provisions minus the monthly amortizations made until then.

In the case of the Healthcare Plan, the Company's subsidiaries chose to recognize in advance the healthcare plan liability, on July 1, 2001, calculated according to the criteria set forth by CVM Instruction no. 371/2000, net of income tax and social contribution effects, in the amount of R$ 159,949, as a deduction off shareholders' equity.

To make the implementation of the Pró-Saúde Plan possible and to give it financial guarantees, the Company's wholly-owned subsidiaries made funds available, in an amount calculated by an actuary specifically hired by Fundação COPEL, which were offset against the liability recognized on July 1, 2001.

COPEL has a voluntary quit program in effect until April 30, 2008, for employees who are already entitled to retirements benefits from Social Security (INSS) or who will become eligible by February 29, 2008. The final deadline for application for voluntary quit, at COPEL’s discretion, is April 15, 2008.

Termination will be classified as “employee request”, thus no contractual penalties will be owed by COPEL.

The consolidated and recognized amounts in the Balance Sheet as of March 31, 2007, under Post-Employment Benefits, are summarized below:

	Pension	Healthcare		Consolidated
	plan	plan		Total

			31.03.2007	31.12.2006
Pension plan liability - Plan III	282,768	342,061	624,829	625,575
Actuarial calculation - Compagas	1,193	-	1,193	1,193
Contributions to the pension plan	5,390	-	5,390	2,626

	289,351	342,061	631,412	629,394

		Current	78,310	133,635
		Long-term	553,102	495,759

     24 Customer Charges Due

		Consolidated

	31.03.2007	31.12.2006
Fuel Consumption Account - CCC	14,239	33,141
Energy Development Account - CDE	14,678	13,258
Global Reversal Reserve - RGR	5,392	5,306

	34,309	51,705

     25 Research and Development and Energy Efficiency

		Consolidated

	31.03.2007	31.12.2006
Research and Development - R&D	98,625	111,520
Energy Efficiency Program - EEP	66,570	62,796

	165,195	174,316

ANEEL Resolution no. 176, dated November 28, 2005, set forth criteria for the application of funds in Energy Efficiency Programs – EEP by power distribution concession and permission holders, pursuant to the regulations issued by the regulatory agency. Under the same resolution, the Manual for the Energy Efficiency Program was approved.

This manual sets rules for accounting for costs incurred with the EEP, establishing, for purposes of accounting for liabilities and income, the same billing month of the revenues collected from electricity consumers and establishing that interest will be applied to the balance of liabilities starting in the month subsequent to billing until the month when funds are actually applied, calculated based on the Selic rate.

ANEEL Regulatory Resolution no. 219, dated April 11, 2006, approved the Manual for Technological Research and Development Programs in the Power Sector and the formula for calculation of Net Operating Revenues in 2006. On October 24, 2006, ANEEL issued Regulatory Resolution no. 233, establishing the criteria and procedures for the calculation, application, and collection by concession, permission, and authorization holders of the funds to be assigned to Energy Efficiency and Research and Development projects, to the National Fund for Scientific and Technological Development (FNDCT), and to the Ministry of Mines and Energy (MME), pursuant to Law no. 9,991/00.

On March 28, 2007, Law no. 11,465 was published, changing the percentages of funds from net operating revenues applied to Research and Development (R&D) and Energy Efficiency (EEP).

In light of the above, the balances of COPEL’s provisions for R&D and EEP are broken down below:

	Consolidated	Provision	SELIC rate	Write-offs	Consolidated

	31.12.2006				31.03.2007
Research and Development - R&D
FNDCT	22,058	4,490	-	(4,757)	21,791
MME	29,581	2,245	3	(20,916)	10,913
R&D	59,881	4,490	1,550	-	65,921
	111,520	11,225	1,553	(25,673)	98,625
Energy Efficiency Program - EEP	62,796	2,294	1,480	-	66,570

	174,316	13,519	3,033	(25,673)	165,195

The provisioned amounts in R&D and EEP comprise funds yet to be applied to projects (separately from funds already applied), pending approval by ANEEL.

Regarding the amounts to be paid to the Ministry of Mines and Energy (MME), ANEEL, under Regulatory Resolution no. 233, dated October 24, 2006, established a single payment, due on March 1, 2007, for the years 2003 through 2005, and monthly payments for all periods thereafter.

The amounts due to the National Fund for Scientific and Technological Development (FNDCT) comprise installments left over from 2005 and from the entire year of 2006, which shall be paid in 12 installments starting in April 2007.

In 2006, in order to comply with the provisions set forth by ANEEL, the Company revised the calculation of the amount of funds to be applied in EEP and R&D from 2001 through 2005, complementing the adjustment from previous years recorded in December 2005, as follows:

				Consolidated
	EEP	R&D		Total

Adjustments in retained earnings			2006	2005
Research and development and energy
efficiency (current liabilities)	18,877	46,906	65,783	43,206
Active deferred taxes	(6,418)	(15,948)	(22,366)	(14,690)

	12,459	30,958	43,417	28,516

     26 Other Accounts Payable

		Consolidated

	31.03.2007	31.12.2006
Current liabilities
Concession charge - ANEEL grant	29,536	29,489
Collected public lighting charge	19,723	16,796
Compensation for use of water resources	10,255	7,073
Reparations to the Apucaraninha Indian community	2,240	2,240
Advance payments by customers	1,604	1,479
Pledged collateral	1,521	1,459
Customers - other	1,388	1,527
ANEEL Inspection Fee	1,326	1,324
Other liabilities	4,557	6,379
	72,150	67,766
Long-term liabilities
Reparations to the Apucaraninha indian community	8,960	8,960
	8,960	8,960

     27 Provisions for Contingencies

The Company is a party to several labor, tax, and civil claims filed before different courts. COPEL’s senior management, based on the opinion of its legal counsel, has kept a provision for contingencies in connection with lawsuits which are likely to result in losses.

The consolidated balances of the Company’s provisions for contingencies, net of judicial deposits, are shown below:

Consolidated		Judicial	Net	Net
	Contingencies	deposits	provision	provision

			31.03.2007	31.12.2006
Labor	86,881	(15,388)	71,493	77,321
Regulatory	2,102	-	2,102	2,083
Civil:
Suppliers (Note 21.a)	49,307	(7,630)	41,677	49,074
Easements	15,289	-	15,289	15,011
Civil and administrative claims	12,723	(368)	12,355	12,346
Customers	11,049	(500)	10,549	11,033
Condemnations	9,406	-	9,406	9,119
Environmental claims	158	-	158	156
	97,932	(8,498)	89,434	96,739
Tax:
Tax claims	63,451	(9,767)	53,684	46,112
PASEP tax	14,650	(14,432)	218	218
	78,101	(24,199)	53,902	46,330

	265,016	(48,085)	216,931	222,473

Changes in the consolidated provisions are shown below:

Consolidated	Balance of		Write-offs/		Balance of
	Provision	Additions	reversals	Payments	Provision

	31.12.2006				31.03.2007

Labor	88,027	8,690	(1,259)	(8,577)	86,881
Regulatory	2,083	19	-	-	2,102

Civil:
Suppliers	49,074	233	-	-	49,307
Easements	15,011	278	-	-	15,289
Civil and administrative claims	12,731	529	(404)	(133)	12,723
Customers	11,065	-	(16)	-	11,049
Condemnations	9,119	287	-	-	9,406
Environmental claims	156	2	-	-	158
	97,156	1,329	(420)	(133)	97,932
Tax:
Tax claims	55,879	7,572	-	-	63,451
PASEP tax	14,562	88	-	-	14,650
	70,441	7,660	-	-	78,101

	257,707	17,698	(1,679)	(8,710)	265,016

In compliance with CVM Ruling no. 489, dated October 3, 2005, the amount tied to cases classified as possible losses, estimated by the Company as of March 31, 2007, reached R$ 1,166,156, of which R$ 58,712 correspond to labor claims, R$ 739,033 to regulatory claims, R$ 153,182 to civil claims, and R$ 215,229 to tax claims. It is important to point out that COPEL has a good chance of success in the lawsuit it filed to dispute the effects of ANEEL Ruling no. 288/2002, based on the opinion of its legal counsel, as discussed in Note 44 herein, “Electric Energy Trading Chamber (CCEE)”.

The Parent Company’s balances are shown below:

Parent Company		Judicial	Net	Net
	Contingencies	deposits	provision	provision

			31.03.2007	31.12.2006
Civil	15	-	15	15

Tax:
Tax claims	41,376	(9,767)	31,609	24,049
PASEP tax	14,650	(14,432)	218	218
	56,026	(24,199)	31,827	24,267

	56,041	(24,199)	31,842	24,282

Changes in the Parent Company’s provisions are shown below:

Parent Company	Balance of		Balance of
	Provision	Additions	Provision

	31.12.2006		31.03.2007
Civil	15	-	15
Tax:
Tax claims	33,816	7,560	41,376
PASEP tax	14,562	88	14,650
	48,378	7,648	56,026

	48,393	7,648	56,041

The breakdown of the types of lawsuits in which COPEL is involved as of March 31, 2007 is consistent with the one featured in the Company's financial statements as of December 31, 2006.

     28 Share Capital

As of March 31, 2007, COPEL’s paid in share capital, represented by shares with no par value, was R$ 3,875,000. The different classes of shares and main shareholders are detailed below:

							In thousand of shares
Shareholders	Common		Class A preferred		Class B preferred		Total

		%		%		%		%
State of Paraná	85,028,598	58.6	-	-	13,639	-	85,042,237	31.1
BNDESPAR	38,298,775	26.4	-	-	27,282,007	21.3	65,580,782	24.0
Eletrobrás	1,530,775	1.1	-	-	-	-	1,530,775	0.5
Free float (Brazil)	15,252,715	10.5	121,019	30.3	68,192,623	53.2	83,566,357	30.5
Free float (ADS's)	4,317,964	3.0	-	-	32,587,605	25.4	36,905,569	13.5
Municipalities	184,295	0.1	14,715	3.7	-	-	199,010	0.1
Other shareholders	417,959	0.3	263,513	66.0	149,174	0.1	830,646	0.3

	145,031,081	100.0	399,247	100.0	128,225,048	100.0	273,655,376	100.0

Each share entitles its holder to one vote in the general shareholders’ meetings.

Class “A” preferred shares do not carry any voting rights, but they do enjoy priority in the reimbursement of capital and in the right to non-cumulative annual dividends of 10%, calculated proportionately to the capital represented by the shares of this class.

Class “B” preferred shares do not carry any voting rights, but they do enjoy priority in the distribution of minimum dividends, calculated as 25% of net income, adjusted in compliance with corporate legislation and with the Company’s by-laws. Class “B” shareholders have priority only over the common shareholders in the distribution of mandatory dividends, which shall only be paid out of the remaining net income, after the payment of priority dividends to class “A” shareholders.

According to Article 17 and following paragraphs of Law 6,404/1976, dividends paid to preferred shares must be at least 10% higher than those paid to common shares.

     29 Gross Revenues from Sales and/or Services

		Consolidated

	31.03.2007	31.03.2006
Power sales to final customers
Residential	475,979	495,912
Industrial	431,196	408,338
Commercial, services, and other activities	315,244	304,707
Rural	66,754	68,713
Public agencies	40,655	41,226
Public lighting	34,636	36,468
Public services	32,827	32,248
	1,397,291	1,387,612
Power sales to distributors
Agreements for Power Trade on the Regulated Market - CCEAR (auction)	174,087	153,984
Bilateral contracts	112,501	113,126
Contracts with small utilities	10,965	9,539
Electric Energy Trading Chamber - CCEE	2,340	5,073
	299,893	281,722
Availability of the power grid
Power grid - rate for the use of the distribution system (TUSD)	42,753	33,512
Basic Network - rate for the use of the transmission system (TUST)	38,956	35,667
Connection grid	46	45
	81,755	69,224
Revenues from telecommunications
Data communication and telecommunications services	15,106	13,873
	15,106	13,873
Piped gas distribution
Sales of natural gas	57,589	49,952
	57,589	49,952
Other operating revenues
Leases and rents	10,957	8,175
Revenues from services	3,030	2,971
Charged service	2,012	1,711
Other revenues	193	385
	16,192	13,242

	1,867,826	1,815,625

     30 Deductions from Gross Revenues

		Consolidated

	31.03.2007	31.03.2006
Taxes and social contributions on revenues
VAT (ICMS)	362,812	356,766
COFINS	104,804	105,305
PASEP	22,761	23,557
ISSQN	399	383
	490,776	486,011
Customer charges
Fuel Consumption Account - CCC	55,863	75,941
Energy Development Account - CDE	47,474	44,105
Global Reversal Reserve - RGR	13,720	15,100
Research and development and energy efficiency - R&D and EEP (a)	13,520	22,605
Emergency capacity charges	25	909
Program for incentives to alternative energy sources - Proinfa	43	-
	130,645	158,660

	621,421	644,671

a) Research and development and energy efficiency – R&D and EEP

		Consolidated

	31.03.2007	31.03.2006
Research and development program - R&D	4,490	6,155
National Scientific and Technological Development Fund - FNDCT	4,490	7,016
Energy efficiency program - EEP	2,294	6,982
Ministry of Mines and Energy - MME	2,246	2,452

	13,520	22,605

     31 Operating Costs and Expenses

The breakdown of consolidated costs and expenses as of March 31, 2007 is shown below:

Nature of costs and expenses	N	Costs of goods and/or services	Sales expenses	General and administ. expenses	Other operating expenses	Consolidated Total

						31.03.2007

Power purchased for resale	32	(279,879)	-	-	-	(279,879)
Charges for use of power grid	33	(130,676)	-	-	-	(130,676)
Personnel and management	34	(96,391)	(434)	(33,230)		(130,055)
Pension and healthcare plans	35	(14,747)	(58)	(7,908)	-	(22,713)
Materials and supplies	36	(11,154)	(21)	(6,088)	-	(17,263)
Raw materials and supplies
for power generation	37	(3,258)	-	-	-	(3,258)
Natural gas and supplies for
the gas business	38	(27,508)	-	-	-	(27,508)
Third-party services	39	(32,107)	(5,179)	(11,972)	-	(49,258)
Depreciation and amortization	-	(98,891)	(5)	(5,564)	-	(104,460)
Cost and expense recovery	40	8,077	1,850	131	11	10,069
Other costs and expenses	41	(13,797)	29,652	(6,538)	(34,328)	(25,011)

		(700,331)	25,805	(71,169)	(34,317)	(780,012)

The breakdown of consolidated costs and expenses as of March 31, 2006 is shown below:

Nature of costs and expenses	N	Costs of goods and/or services	Sales expenses	General and administ. expenses	Other operating expenses	Consolidated Total

						31.03.2006

Power purchased for resale	32	(359,555)	-	-	-	(359,555)
Charges for use of power grid	33	(158,060)	-	-	-	(158,060)
Personnel and management	34	(93,528)	(366)	(36,619)		(130,513)
Pension and healthcare plans	35	(9,031)	(54)	(7,529)	-	(16,614)
Materials and supplies	36	(13,880)	(27)	(2,171)	-	(16,078)
Raw materials and supplies
for power generation	37	(6,146)	-	-	-	(6,146)
Natural gas and supplies for
the gas business	38	(23,681)	-	-	-	(23,681)
Third-party services	39	(30,957)	(5,161)	(14,962)	-	(51,080)
Depreciation and amortization	-	(80,577)	(7)	(4,853)	-	(85,437)
Cost and expense recovery	40	10,274	2,321	533	2	13,130
Other costs and expenses	41	(9,722)	(3,239)	(13,019)	(17,429)	(43,409)

		(774,863)	(6,533)	(78,620)	(17,427)	(877,443)

The Parent Company’s expenses as of March 31, 2007 are broken down below:

Nature of expenses	N	Sales expenses	General and administrative expenses	Other operating expenses	Parent Company Total

					31.03.2007
Management	34	-	(1,240)		(1,240)
Healthcare plan	-	-	(22)	-	(22)
Materials and supplies	-	-	(1)	-	(1)
Third-party services	39	-	(587)	-	(587)
Expense recovery	-	-	38	-	38
Other expenses	41	-	(887)	(7,560)	(8,447)

		-	(2,699)	(7,560)	(10,259)

The Parent Company’s expenses as of March 31, 2006 are broken down below:

Nature of expenses	N	Sales expenses	General and administrative expenses	Other operating expenses	Parent Company Total

					31.03.2006
Management	34	-	(1,200)		(1,200)
Healthcare plan	-	-	(3)		- (3)
Materials and supplies	-	-	(1)		- (1)
Third-party services	39	-	(1,782)		- (1,782)
Other expenses	41	-	(3,077)		- (3,077)

		-	(6,063)		- (6,063)

     32 Power Purchased for Resale

		Consolidated

	31.03.2007	31.03.2006
Eletrobrás (Itaipu)	106,535	93,771
Furnas Centrais Elétricas S.A. - auction	67,358	66,625
Companhia Hidro Elétrica do São Francisco - auction	62,092	38,748
Other utilities - auction	52,132	26,776
Cia. de Interconexão Energética - Cien	26,794	75,240
Companhia Energética de São Paulo - auction	23,468	22,259
Itiquira Energética S.A.	22,833	21,008
Dona Francisca Energética S.A.	12,541	12,146
Electric Energy Trading Chamber (CCEE)	10,718	4,699
Program for incentive to alternative energy sources - Proinfa	8,795	-
Surplus power to be recovered - auction	3,876	-
Power purchased for resale - Passive CVA	(17,646)	(12,425)
(-) Contract renegotiation - Cien (Note 21.c)	(100,862)	-
Other utilities	1,245	10,708

	279,879	359,555

     33 Charges for the Use of the Power Grid

		Consolidated

	31.03.2007	31.03.2006
Furnas Centrais Elétricas S.A.	27,962	26,602
Cia. Transmissora de Energia Elétrica Paulista - Cteep	12,845	12,658
Companhia Hidro Elétrica do São Francisco - Chesf	13,497	11,903
Eletrosul Centrais Elétricas S.A.	8,793	8,341
Centrais Elétricas do Norte do Brasil S.A. - Eletronorte	8,691	8,318
CVA - charges	7,245	51,613
System Service Charges - ESS	5,849	(2,513)
Companhia Energética de Minas Gerais - Cemig	4,689	4,994
National System Operator - ONS	4,136	4,925
Novatrans Energia S.A.	4,113	4,399
TSN Transmissora Nordeste Sudeste de Energia S.A.	4,051	4,332
Cia. Estadual de Geração e Transmissão de Energia Elétrica S.A. - CEEE	3,688	3,609
Empresa Amazonense de Transmissão de Energia - Eate	3,364	3,560
Expansion Transmissora de Energia Elétrica S.A.	2,238	2,247
ATE II Transmissora de Energia S.A.	2,215	-
Empresa Norte de Transmissão de Energia S.A. - Ente	1,829	1,791
Itumbiara Transmissora de Energia Ltda.	1,719	-
STN Sistema de Transmissão Nordeste S.A.	1,419	1,433
Empresa Transmissora de Energia Oeste Ltda. - Eteo	1,419	1,448
Other utilities	10,914	8,400

	130,676	158,060

     34 Personnel and Management

		Parent Company		Consolidated

	31.03.2007	31.03.2006	31.03.2007	31.03.2006
Personnel
Wages and salaries	-	-	94,545	92,938
Social charges on payroll	-	-	33,506	33,590
Meal assistance and education allowance	-	-	11,133	10,511
Labor indemnifications	-	-	337	1,583
	-	-	139,521	138,622
(-) Transfers to construction in progress	-	-	(11,527)	(10,011)
	-	-	127,994	128,611
Management
Wages	1,024	953	1,748	1,577
Social charges on payroll	216	247	347	358
	1,240	1,200	2,095	1,935
(-) Transfers to construction in progress	-	-	(34)	(33)
	1,240	1,200	2,061	1,902

	1,240	1,200	130,055	130,513

In compliance with Official Letter no. 01/2007-CVM/SNC/SEP, dated February 14, 2007, all profit sharing not provided for under the by-laws was classified as an operating cost or expense.

     35 Pension Plan and Healthcare Plan

		Consolidated

	31.03.2007	31.03.2006
Pension plan	15,496	7,832
Healthcare plan	6,521	6,311
Post-employment contributions to the healthcare plan	2,852	2,794
(-) Transfers to construction in progress	(2,156)	(323)

	22,713	16,614

     36 Materials and Supplies

		Consolidated

	31.03.2007	31.03.2006
Fuel and vehicle parts	7,244	5,403
Materials for the electric system	4,385	5,914
Information technology equipment and supplies	1,783	313
Cafeteria supplies	945	783
Office supplies	551	592
Materials for civil construction	401	793
Safety supplies	397	380
Lodging supplies	351	278
Tools	332	332
Other materials and supplies	874	1,290

	17,263	16,078

     37 Raw Materials and Supplies for Power Generation

	.	Consolidated

	31.03.2007	31.03.2006
Fuel for power generation	3,200	6,049
Natural gas for power generation	-	39
Other supplies	58	58

	3,258	6,146

     38 Natural Gas and Supplies for the Gas Business

	.	Consolidated

	31.03.2007	31.03.2006
Natural gas purchased for resale	27,434	23,611
Other supplies	74	70

	27,508	23,681

The acquired gas is used in Compagas’ operations.

39 Third-Party Services

		Parent Company		Consolidated

	31.03.2007	31.03.2006	31.03.2007	31.03.2006
Power grid maintenance	-	-	5,647	4,756
Technical, scientific, and administrative consulting	24	1,075	4,959	6,241
Authorized and registered agents	-	-	4,666	4,382
Data processing and transmission	-	-	3,786	3,213
Postal services	-	-	3,574	4,457
Administrative support services	-	-	3,505	2,846
Security	-	-	2,344	2,142
Travel	18	39	2,023	2,103
Telephone services	-	-	1,952	3,112
Meter reading and bill delivery	-	-	1,803	1,944
Access to satellite communications	-	-	1,443	-
Facilities - services in "green areas"	-	-	1,294	1,071
Customer service	-	-	1,225	1,646
Upkeep of easement areas	-	-	1,094	841
Vehicles - maintenance and repairs	-	-	902	894
Civil maintenance services	-	-	818	2,167
Personnel training	-	-	780	874
Cargo shipping	-	-	755	507
Auditing	491	622	729	731
Telephone operator - corporate entity	-	-	699	641
Printing services	2	2	546	298
Light stations - contractors	-	-	493	446
Telecommunications - system maintenance	-	-	421	734
Other services	52	44	3,800	5,034

	587	1,782	49,258	51,080

     40 Recovery of Costs and Expenses

		Consolidated

	31.03.2007	31.03.2006
Fuels for power generation - CCC	(3,028)	(6,049)
Administrative costs	(2,207)	(2,102)
Written-off bills	(1,850)	(2,321)
Own power consumption	(1,393)	(1,504)
Electrical materials	(682)	(456)
Recovery of miscellaneous expenses	(909)	(698)

	(10,069)	(13,130)

     41 Other Operating Costs and Expenses

		Parent Company		Consolidated

	31.03.2007	31.03.2006	31.03.2007	31.03.2006
Provision for doubtful accounts -
customers and distributors (Note 6)	-	-	(29,777)	2,905
Provision for doubtful accounts -
third-party services/other credits	-	-	62	291
Compensation for the use of
water resources	-	-	14,591	13,466
Concession charge - ANEEL grant	-	-	8,090	3,572
ANEEL Inspection Fee	-	-	4,269	3,670
Leases and rents	10	26	2,993	5,074
Taxes	34	1,759	2,408	5,110
Provisions for (reversals of) contingencies	7,560	-	15,365	-
Insurance	-	1	2,246	2,227
Own power consumption	-	-	1,394	1,504
Advertising	577	1,004	620	2,827
General expenses	266	287	2,750	2,763

	8,447	3,077	25,011	43,409

     42 Financial Income (Losses)

		Parent Company		Consolidated

	31.03.2007	31.03.2006	31.03.2007	31.03.2006
Financial revenues
Income from financial investments	11,669	156	38,364	42,049
Revenues from CRC transferred
to State Government (Note 9)	-	-	19,227	19,040
Penalties on overdue bills	-	-	12,634	27,287
Monetary variation of CRC transferred
to State Government (Note 9)	-	-	10,202	2,420
SELIC interest rate on Portion A (CVA)	-	-	2,909	11,613
Interest and commissions on loan agreements	7,218	457	-	4,243
Other financial revenues	135	794	3,400	8,656
	19,022	1,407	86,736	115,308
(-) Financial expenses
Debt charges	45,627	21,414	78,488	65,471
CPMF and IOF taxes	5,843	1,036	18,439	9,060
Monetary and exchange variations	1	1,321	12,440	(4,862)
SELIC interest rate on Portion A (CVA)	-	-	5,405	3,713
Interest on R&D and EEP	-	-	3,031	1,666
Contractual penalties - Compagas	-	-	-	55,069
Other financial expenses	10	2,887	918	7,441
	51,481	26,658	118,721	137,558

	(32,459)	(25,251)	(31,985)	(22,250)

     43 Equity in the Results of Subsidiaries and Investees

		Parent Company		Consolidated

	31.03.2007	31.03.2006	31.03.2007	31.03.2006
Equity in the results of subsidiaries and investees
COPEL Generation	107,374	72,247	-	-
COPEL Transmission	40,017	33,233	-	-
COPEL Distribution	156,693	73,240	-	-
COPEL Telecommunications	1,314	1,160	-	-
COPEL Corporate Partnerships	5,695	11,538	-	-
Investees (a)	-	-	6,138	3,224
.	311,093	191,418	6,138	3,224
Amortization of goodwill
Sercomtel S.A. Telecomunicações	-	-	(1,057)	(1,057)
Sercomtel Celular S.A.	-	-	(145)	(145)
Elejor - Centrais Elétricas do Rio Jordão S.A.	-	-	(189)	(95)
COPEL Enterprises			(586)	-
	-	-	(1,977)	(1,297)

	311,093	191,418	4,161	1,927

Interests in other companies	9	4	9	3

	311,102	191,422	4,170	1,930

a) Investees

	Net income (losses)		COPEL's		Consolidated
		of investee	stake	Equity in the results

	31.03.2007	31.03.2006	(%)	31.03.2007	31.03.2006
Investees
Sercomtel S.A. - Telecomunicações	505	725	45.00	820	326
Sercomtel Celular S.A.	(1,156)	(415)	45.00	(330)	(186)
Dominó Holdings S.A.	17,605	20,665	15.00	2,641	3,100
Escoelectric Ltda.	(30)	-	40.00	-	-
Copel Amec S/C Ltda.	19	23	48.00	9	11
Dona Francisca Energética S.A.	4,358	3,227	23.03	1,004	-
Carbocampel S.A.	(10)	(10)	49.00	(5)	(5)
Braspower International
Engineering S/C Ltda.	-	(26)	49.00	-	-
Centrais Eólicas do Paraná Ltda.	130	123	30.00	39	37
Foz do Chopim Energética Ltda.	5,479	(164)	35.77	1,960	(59)

				6,138	3,224

The Company has been recording the results of the appraisal of its investments under the equity method, limited to the value of its interest in each investee.

Due to the final adjustments made to the shareholders’ equity of Sercomtel S.A. Telecomunicações and Sercomtel Celular S.A. in their 2006 balance sheets, COPEL recognized in the statement of income for this quarter the amounts of R$ 593 and R$ 190, respectively, as equity gains.

     44 Electric Energy Trading Chamber (CCEE)

The Wholesale Energy Market (Mercado Atacadista de Energia - MAE) has ceased its operations, and as a consequence its activities, assets, and liabilities were absorbed by the new Electric Energy Trading Chamber (CCEE) on November 12, 2004.

CCEE was constituted as a private corporate entity subject to ANEEL regulation and inspection.

COPEL has not recognized as actual and final the data concerning the sale of power by COPEL Distribution on the Wholesale Energy Market (MAE) in 2000, 2001, and the first quarter of 2002. This data, which is used in the MAE accounting, was calculated according to criteria and amounts that take into account decisions by the Regulatory Agency contained in ANEEL Ruling no. 288/2002 and in ANEEL Resolution no. 395/2002, which have been challenged by the Company both administratively and judicially.

On July 16, 2002, the Company and COPEL Distribution filed a lawsuit pleading a preliminary injunction to suspend: a) the effects of ANEEL Ruling no. 288/2002, ordering ANEEL to refrain from taking any measures that result in changes to the figures in the accounting for 2000, 2001, and the first quarter of 2002, carried out by MAE on March 13, 2002 or, if any other accounting has already been made, that its effects be suspended; and (b) the effects of article 1, first paragraph, of ANEEL Resolution no. 395/2002.

On final ruling, the plaintiffs plead for: (a) a declaration of inapplicability of ANEEL Ruling no. 288/2002 and, in the event a new accounting has been made, that it be declared null and void; (b) the sentencing of ANEEL, to have it refrain from taking any measures that result in changes to the figures in the accounting for 2000, 2001, and the first quarter of 2002, carried out by MAE on March 13, 2002; (c) the declaration of inapplicability of article 1, first paragraph, of ANEEL Resolution no. 395/2002 to both companies; and (d) the sentencing of ANEEL to payment of reparations for the damages caused, to be calculated at the time of settlement of such sentence.

On August 7, 2002, the request for preliminary injunction was rejected, so that on August 13, 2002, the companies filed an interlocutory appeal to suspend the ruling that rejected the preliminary injunction.

On August 27, 2002, the Company was granted a favorable preliminary injunction by the 1st Regional Federal Court suspending the settlement of the amounts determined by ANEEL Ruling no. 288/2002 and ANEEL Resolution no. 395/2002.

On September 9, 2002, ANEEL filed for reconsideration of the ruling in favor of the suspension, which was rejected. ANEEL filed a request for suspension of the preliminary injunction issued by the 1st Regional Federal Court before the Superior Court of Justice (SS no. 2094). This request was, however, rejected on November 25, 2002, and filed on December 17, 2002. On August 29, 2003, the lawsuit was submitted to the judge for final ruling, and as of the date of these financial statements, no decision has been issued.

The Company’s claim is mostly based on the fact that the ruling and resolution in question were applied retroactively to the date of the operations, especially as regards the partial sale of COPEL’s share of Itaipu energy on the Southern and Southeastern submarkets to meet free energy bilateral supply agreements during the rationing period in 2001, when there was a significant discrepancy in the prices for short-term energy between the markets. As of March 31, 2007, the estimated amount of discrepancies in calculation was approximately R$ 739,000, which has not been recognized by the Company as a liability for spot market energy.

Based on the opinion of its legal counsel, management considers it possible that the final rulings in these lawsuits will be favorable to the Company.

On June 24, 2003, MAE issued a statement approving the new schedule for the settlement of the remaining 50% of transactions carried out from December 2000 to December 2002. This settlement took place on July 3, 2003, and the previously agreed dates for the settlement of transactions carried out in October, November, and December 2002 were maintained, i.e., July 7, 2003, July 10, 2003, and July 17, 2003, respectively.

The long-term energy amounts may be subject to change depending on the outcome of ongoing lawsuits, filed by certain companies in the sector and by COPEL itself, concerning the interpretation of the market rules currently in effect. These companies, which were not included in the area covered by rationing, were granted a preliminary injunction that voids ANEEL Ruling no. 288, dated May 16, 2002, the purpose of which was to clarify to the electric utilities the meaning and the application of certain MAE accounting rules included in the General Agreement of the Power Sector.

The accumulated balances of transactions carried out by the Company are:

	COPEL	COPEL	COPEL Corporat
	Generation	Distribution	Partnerships		Consolidated

				31.03.2007	31.12.2006
Current assets (Note 5)
Until December 2006	-	-	105	105	29,521
From January through March 2007	510	-	205	715	-
	510	-	310	820	29,521
Current liabilities (Note 21)
Until December 2006	-	2	91	93	1,248
From January through March 2007	715	8,381	1,438	10,534	-
	715	8,383	1,529	10,627	1,248

Changes in spot-market energy amounts (CCEE) in the first quarter of 2007 are shown below:

	Amount to be			Amount to be
	settled	Settlement	Appropriation	settled

	31.12.2006			31.03.2007
Current assets (Note 5)
Until December 2006	29,521	(28,541)	(875)	105
From January through March 2007	-	(451)	1,166	715
	29,521	(28,992)	291	820
(-) Current liabilities (Note 21)
Until December 2006	1,248	(1,923)	768	93
From January through March 2007	-	(3,097)	13,631	10,534
	1,248	(5,020)	14,399	10,627

Net total	28,273	(23,972)	(14,108)	(9,807)

In a prompt response to a request by the Ministry of Mines and Energy, COPEL undertook, in an agreement with ANEEL’s president, to release the 400 MW under contract with Cien and to participate in the A-1 auction to make up for this released volume.

The offer of power at this auction was minimal, thus only 40% of COPEL’s reported power requirements were secured.

From January to March 2007, COPEL participated in the Mechanism for the Offset of Surpluses and Deficits (Mecanismo de Compensação de Sobras e Déficits - MCSD), reporting a deficit to adjust its level of power under contract.

     45 Reconciliation of the Provision for Income Tax and Social Contribution

The reconciliation of the provision for income tax (IRPJ) and social contribution (CSLL), calculated at the applicable rates, with the amounts recorded in the statement of income is shown below:

		Parent Company		Consolidated

	31.03.2007	31.03.2006	31.03.2007	31.03.2006
Income before IRPJ and CSLL	268,471	160,124	436,048	269,539
IRPJ and CSLL (34%)	(91,280)	(54,442)	(148,256)	(91,643)
Tax effects on:
Equity in the results of investees	105,771	65,082	-	-
Other		(110)	(2,787)	(3,342)
Tax effects on:
IRPJ and CSLL	14,491	10,530	(151,043)	(94,985)

IRPJ = Corporate Income Tax
CSLL = Social Contribution on Net Income

     46 Financial Instruments

a) General considerations

The use of financial instruments and transactions with derivatives involving indexes is aimed at protecting the results of the Company’s active and passive operations.

b) Market Value of Financial Instruments

As of March 31, 2007, the market values of the Company’s main financial instruments, which are close to their book value, are shown below:

Financial instruments		Consolidated

	31.03.2007	31.12.2006
Cash in hand	1,099,524	1,504,004
Accounts receivable from government agencies and long-term contracts	248,336	218,805
CRC transferred to State Government	1,195,715	1,194,103
Loans and financing	860,233	629,342
Debentures	1,150,733	1,967,585

c) Risk Factors

1) Credit risk

The Company’s credit risk comprises the possibility of losses due to non-payment of power bills. This risk is closely tied to factors that are either internal or external to COPEL. To minimize this risk, the Company focuses on the management of receivables, detecting customer segments which are most likely not to pay their bills, suspending power supply, and implementing specific collection policies.

Doubtful accounts are properly covered by provisions to offset potential losses in their realization.

2) Foreign currency risk

This risk comprises the possibility of losses due to fluctuations in exchange rates, which may reduce assets or increase liabilities denominated in foreign currencies.

The Company has not engaged in transactions with derivatives to swap this risk, although it has continued to monitor exchange rates, in order to assess the potential need for such transactions as a way of protecting against foreign currency risks.

3) Interest rate risk

This risk comprises the possibility of losses due to fluctuations in interest rates, which may increase the financial expenses in connection with liabilities on the market.

The Company has not engaged in transactions with derivatives to cover this risk, but it has continued to monitor interest rates, in order to assess the potential need for such transactions as a way of protecting against interest rate risks.

4) Accelerated maturity risk

This risk results from the potential breach of restrictive contract provisions, such as those contained in the loan, financing, and debenture agreements of the Company, which usually require that certain economic and financial indicators be kept at determined levels (financial covenants).

5) Power shortage risk

This risk results from the possibility of periods with low levels of rainfall, since most of the power acquired and sold by the Company is generated by hydroelectric power plants, which depend on the water levels in their reservoirs to operate. A long period of drought may reduce the water levels in power plant reservoirs and result in losses due to reduced revenues if a new rationing program is implemented.

Based on the current reservoir levels, the National System Operator (ONS) does not anticipate a new rationing program in the next few years.

6) Risk of non-renewal of concessions

COPEL holds concessions for power generation, transmission, and distribution services, with the expectation that they will be renewed by ANEEL and/or by the Ministry of Mines and Energy. If the renewal of these concessions is not approved by the regulatory agencies or even if it occurs at additional costs to the Company ("costly concession"), current profitability and activity levels may be affected.

     47 Related-Party Transactions

COPEL has carried out transactions with unconsolidated related parties, including the sale of power to final customers, at rates approved by ANEEL, resulting in billed amounts which are not material for purposes of disclosure. All other transactions were carried out under terms and conditions similar to those regularly agreed on the market.

The main balances of related party transactions in COPEL’s balance sheet are:

Related party	Nature of operation		Consolidated

		31.03.2007	31.12.2006
Current assets
Braspower I. Engineering S/C Ltda.	Employee loan	1,181	1,181
Government of the State of Paraná	Employee loan	1,137	1,106
Government of the State of Paraná	Recoverable Rate Deficit - CRC (Note 9)	35,857	35,205

Long-term receivables
Government of the State of Paraná	Recoverable Rate Deficit - CRC (Note 9)	1,159,858	1,158,898

Current liabilities
BNDES	Financing for machinery, construction,
	facilities and services (Note 19)	6,399	6,418
Centrais Eólicas do Paraná Ltda.	Purchase of power	4,454	4,138
Dona Francisca Energética S.A.	Purchase of power (Note 21)	4,318	4,413
	Reimbursement of salaries of
Dutopar Participações Ltda.	loaned employees	191	65
Eletrobrás	Financing (Note 19)	39,395	47,558
Eletrobrás (Itaipu)	Purchase of power (Note 21)	68,230	71,874
Petróleo Brasileiro S.A. - Petrobras	Purchase of gas for resale (Note 21)	21,512	37,871
.
Long-term liabilities
BNDES	Financing for machinery, construction,
	facilities and services (Note 19)	24,049	25,725
Eletrobrás	Financing (Note 19)	281,515	290,141
Eletrobrás	Restatement of Elejor shares to be
	repurchased from Eletrobrás (Note 19)	53,907	49,353
Petróleo Brasileiro S.A. - Petrobras	Purchase of gas for resale (Note 21)	268	268
	Purchase of gas for resale -
Petróleo Brasileiro S.A. - Petrobras	renegotiation (Note 21)	175,351	170,183

The main balances of related party transactions in COPEL’s statement of income are:

Related party	Nature of operation		Consolidated

		31.03.2007	31.03.2006
Gross revenues from sales and/or services
Petróleo Brasileiro S.A. - Petrobras	Sale of power	112	-

Power purchased for resale
Centrais Eólicas do Paraná Ltda.	Purchase of power	140	186
Dona Francisca Energética S.A.	Purchase of power (Note 32)	12,541	12,146
Eletrobrás (Itaipu)	Purchase of power (Note 32)	106,535	93,771

Personnel
	Reimbursement of salaries of
Dutopar Participações Ltda.	loaned employees	85	79

Natural gas and supplies for the gas business
Petróleo Brasileiro S.A. - Petrobras	Natural gas purchased for resale (Note 38)	27,434	23,611

Expense recovery	Reimbursement of salaries of
Government of the State of Paraná	loaned employees	(32)	(49)

Financial revenues
Government of the State of Paraná	Revenues under CRC agreement (Note 42)	29,429	21,460

Financial expenses
BNDES	Expenses with the financing for machinery,
	construction, facilities, and services	660	826
BNDESPAR	Debentures - Elejor	6,691	4,961
Centrais Eólicas do Paraná Ltda.	Penalty under power purchase agreement	1,122	50
Eletrobrás	Charges on financing	11,950	7,770
Eletrobrás	Elejor shares to be repurchased	4,555	-

The balances of transactions between the Company and its wholly-owned subsidiaries are shown in Note 15.

BNDES - BNDES Participações S.A. - BNDESPAR holds 26.4% of the Company’s common shares and has the right to appoint two members of the Board of Directors. BNDESPAR is a wholly-owned subsidiary of BNDES, with which the Company has financing agreements, described in Note 19.

Dona Francisca Energética S.A. - The Company became guarantor of the loans signed by its indirect affiliate Dona Francisca Energética S.A. with the National Economic and Social Development Bank (BNDES) (joint debtor), and with Bradesco (joint debtor) in the amounts (as of March 31, 2007) of R$ 43.607 and R$ 25,855, respectively.

Eletrobrás – Eletrobrás holds 1.1% of the Company’s common shares; COPEL, in turn, has obtained financing from Eletrobrás, described in Note 19-d.

Eletrobrás holds preferred shares in Elejor, which shall be reacquired in 32 consecutive quarterly installments, starting in the 24th month from the beginning of commercial operation of the project, which will take place after the last generating unit enters operation. Thus, the first payment will be made in August 2008, restated according to the IGP-M index between the date the shares were paid in and the actual payment date, plus interest of 12% p.a. (Note 19-e).

     48 Wholly-Owned Subsidiaries

Shown below are the financial statements, reclassified for purposes of standardization of the chart of accounts, of COPEL’s wholly-owned subsidiaries COPEL Generation (GER), COPEL Transmission (TRA), COPEL Distribution (DIS), COPEL Telecommunications (TEL), and COPEL Corporate Partnerships – Consolidated (PAR) as of March 31, 2007:

ASSETS					PAR
	GER	TRA	DIS	TEL	Consolidated

CURRENT ASSETS
Cash in hand	427,818	78,488	227,142	3,225	204,035
Customers and distributors, net	149,360	49,525	796,998	-	30,134
Services to third parties	541	130	30	16,609	-
Dividends receivable	-	-	-	-	1,975
Construction in progress	5,113	3,932	16,287	-	231
CRC transferred to the Government of Paraná	-	-	35,857	-	-
Taxes and social contributions	14,914	2,900	152,335	2,800	12,354
Account for compensation of Portion A	-	-	69,432	-	-
Pasep/Cofins regulatory asset	-	-	1,704	-	-
Collaterals and escrow deposits	18,852	609	37,802	-	12,371
Other receivables	10,420	5,731	27,274	1,159	10,050
Inventories	185	9,909	31,325	9,105	602
	627,203	151,224	1,396,186	32,898	271,752
NON-CURRENT ASSETS
Long-Term Receivables
Customers and distributors	27,109	-	76,959	-	19,594
CRC transferred to the Government of Paraná	-	-	1,159,858	-	-
Taxes and social contribution	46,897	39,005	193,889	9,277	12,661
Judicial deposits	8,373	17,106	60,649	528	561
Account for compensation of Portion A	-	-	10,182	-	-
Collaterals and escrow deposits	-	4,930	18,691	-	-
Subsidiaries, investees, and parent company	377,847	-	-	-	-
Advance payments	3,359	-	-	-	84
Property and rights assigned for sale	936	56	62	-	1,758
Other receivables	1	-	5,484	-	-
	464,522	61,097	1,525,774	9,805	34,658

Investments	4,150	2,257	419	-	296,568
Property, plant, and equipment	2,840,451	1,200,172	1,162,710	183,316	1,300,271
Intangible assets	787	24,397	14,306	1,665	377
Deferrred assets	-	-	-	-	18,191
	3,309,910	1,287,923	2,703,209	194,786	1,650,065

TOTAL ASSETS	3,937,113	1,439,147	4,099,395	227,684	1,921,817

LIABILITIES	GER	TRA	DIS	TEL	PAR Consolidated

CURRENT LIABILITIES
Loans and financing	47,510	15,006	12,219	-	6,399
Debentures	-	-	-	-	6,406
Suppliers	46,137	7,900	322,566	1,976	43,058
Taxes and social contributions	61,691	3,498	179,002	1,088	1,889
Dividends due	447,838	60,014	52,913	-	11,718
Payroll and labor provisions	21,818	19,124	80,884	6,593	2,042
Post-employment benefits	16,919	15,474	42,667	3,120	120
Account for compensation of Portion A	-	-	144,988	-	-
Customer charges due	2,941	978	30,390	-	-
R & D and Energy Efficiency	24,047	9,452	129,232	-	2,464
Concession charge - ANEEL grant	-	-	-	-	29,536
Other accounts payable	16,545	867	27,100	675	1,283
	685,446	132,313	1,021,961	13,452	104,915
Long-Term Liabilities
Loans and financing	282,953	58,524	95,303	-	77,956
Debentures	-	-	-	-	265,403
Provisions for contingencies	25,882	34,171	121,036	947	3,053
Subsidiaries and investees	-	69,217	663,928	6,160	511,527
Suppliers	195,845	-	-	-	267
Taxes and social contribution	-	-	14,567	-	6,662
Post-employment benefits	121,420	110,382	298,032	21,524	1,744
Account for compensation of Portion A	-	-	38,589	-	-
Other	8,960	-	-	-	-
	635,060	272,294	1,231,455	28,631	866,612
MINORITY INTEREST SHAREHOLDERS' EQUITY
Share capital	2,338,932	772,389	1,607,168	187,894	586,975
Capital reserves	-	-	-	701	-
Income reserves	170,301	222,134	82,118	-	81,914
Accrued income (losses)	107,374	40,017	156,693	(2,994)	5,695
Funds for capital increase	-	-	-	-	-
	2,616,607	1,034,540	1,845,979	185,601	674,584

TOTAL LIABILITIES	3,937,113	1,439,147	4,099,395	227,684	1,921,817

In order to allow the analysis of the statement of income according to the nature of the expenses, the operating costs and expenses are presented in aggregate form:

STATEMENT OF INCOME	GER	TRA	DIS	TEL	PAR Consolidated

Operating Revenues
Power sales to final customers	37,543	-	1,360,007	-	798
Power sales to distributors	301,539	-	12,151	-	39,159
Use of power grid	-	110,320	47,202	-	-
Telecommunications revenues	-	-	-	22,287	-
Distribution of piped gas	-	-	-	-	58,109
Other operating revenues	1,705	1,107	14,787	-	16
	340,787	111,427	1,434,147	22,287	98,082
Deductions from operating revenues	(44,750)	(8,788)	(551,622)	(3,343)	(12,918)

Net Operating Revenues	296,037	102,639	882,525	18,944	85,164

Operating Costs and Expenses
Power purchased for resale	(15,847)	-	(315,921)	-	(1,067)
Use of the power grid	(49,253)	-	(153,434)	-	(3,756)
Personnel and management	(20,107)	(17,276)	(83,251)	(5,329)	(2,959)
Pension and healthcare plans	(3,538)	(3,146)	(14,782)	(959)	(266)
Materials and supplies	(1,658)	(687)	(14,769)	(82)	(66)
Raw materials and supplies for power generation	(3,778)	-	-	-	-
Natural gas and supplies for the gas business	-	-	-	-	(27,508)
Third-party services	(11,722)	(3,715)	(37,481)	(2,487)	(2,675)
Depreciation and amortization	(25,961)	(11,597)	(40,881)	(7,080)	(18,941)
Expense recovery	3,485	314	6,316	11	12
Concession charge - ANEEL grant	-	-	-	-	(8,090)
Other operating costs and expenses	(15,388)	(3,612)	14,006	(410)	(3,322)
	(143,767)	(39,719)	(640,197)	(16,336)	(68,638)

Result of Operations	152,270	62,920	242,328	2,608	16,526

Financial Income (Losses)
Financial revenues	25,725	2,905	49,399	178	6,960
Financial expenses	(15,023)	(4,708)	(51,151)	(784)	(13,027)
	10,702	(1,803)	(1,752)	(606)	(6,067)
Equity in Results of Subsidiaries & Investees	-	-	-	-	4,161
Operating Income	162,972	61,117	240,576	2,002	14,620

Non-Operating Income (Losses)	433	(132)	(2,933)	18	(3)

Income Before Taxes and Minority Interests	163,405	60,985	237,643	2,020	14,617
Income tax and social contribution	(51,295)	(20,424)	(82,513)	(547)	(7,551)
Deferred income tax and social contribution	(4,736)	(544)	1,563	(159)	672
Minority interests	-	-	-	-	(2,043)
Net Income for the Period	107,374	40,017	156,693	1,314	5,695

     49 Statement of Income Broken Down by Company

In order to allow the analysis of the statement of income according to the nature of the expenses, the operating costs and expenses are presented in aggregate form. The Parent Company's statement represents the result of its activities, without the revenues from equity in its subsidiaries.

STATEMENT OF INCOME	GER	TRA	DIS	TEL	PAR Consolidated	COPEL	Subtractions	Consolidated

Operating Revenues
Power sales to final customers	37,543	-	1,360,007	-	798	-	(1,057)	1,397,291
Power sales to distributors	301,539	-	12,151	-	39,159	-	(52,956)	299,893
Charges for the use of the power grid	-	110,320	47,202	-	-	-	(75,767)	81,755
Telecommunications revenues	-	-	-	22,287	-	-	(7,181)	15,106
Distribution of piped gas	-	-	-	-	58,109	-	(520)	57,589
Other operating revenues	1,705	1,107	14,787	-	16	-	(1,423)	16,192
	340,787	111,427	1,434,147	22,287	98,082	-	(138,904)	1,867,826
Deductions from Operating Revenues	(44,750)	(8,788)	(551,622)	(3,343)	(12,918)	-	-	(621,421)

Net Operating Revenues	296,037	102,639	882,525	18,944	85,164	-	(138,904)	1,246,405

Operating Costs and Expenses
Power purchased for resale	(15,847)	-	(315,921)	-	(1,067)	-	52,956	(279,879)
Charges for the use of the power grid	(49,253)	-	(153,434)	-	(3,756)	-	75,767	(130,676)
Personnel and management	(20,107)	(17,276)	(83,251)	(5,329)	(2,959)	(1,240)	107	(130,055)
Pension and healthcare plans	(3,538)	(3,146)	(14,782)	(959)	(266)	(22)	-	(22,713)
Materials and supplies	(1,658)	(687)	(14,769)	(82)	(66)	(1)	-	(17,263)
Raw materials and supplies - generation	(3,778)	-	-	-	-	-	520	(3,258)
Natural gas and supplies - gas business	-	-	-	-	(27,508)	-	-	(27,508)
Third-party services	(11,722)	(3,715)	(37,481)	(2,487)	(2,675)	(587)	9,409	(49,258)
Depreciation and amortization	(25,961)	(11,597)	(40,881)	(7,080)	(18,941)	-	-	(104,460)
Cost and expense recovery	3,485	314	6,316	11	12	38	(107)	10,069
Concession charge - ANEEL grant	-	-	-	-	(8,090)	-	-	(8,090)
Other operating costs and expenses	(15,388)	(3,612)	14,006	(410)	(3,322)	(8,447)	252	(16,921)
	(143,767)	(39,719)	(640,197)	(16,336)	(68,638)	(10,259)	138,904	(780,012)
Result of Operations	152,270	62,920	242,328	2,608	16,526	(10,259)	-	466,393
Financial Income (Losses)
Financial revenues	25,725	2,905	49,399	178	6,960	19,022	(17,453)	86,736
Financial expenses	(15,023)	(4,708)	(51,151)	(784)	(13,027)	(51,481)	17,453	(118,721)
	10,702	(1,803)	(1,752)	(606)	(6,067)	(32,459)	-	(31,985)
Equity in results of investees	-	-	-	-	4,161	9	-	4,170
Operating Income (Losses)	162,972	61,117	240,576	2,002	14,620	(42,709)	-	438,578
Non-Operating Income (Losses)	433	(132)	(2,933)	18	(3)	87	-	(2,530)
Income (Losses) before Taxes and Minority Interests	163,405	60,985	237,643	2,020	14,617	(42,622)	-	436,048
Income tax and social contribution	(51,295)	(20,424)	(82,513)	(547)	(7,551)	-	-	(162,330)
Deferred income tax and s. contribution	(4,736)	(544)	1,563	(159)	672	14,491	-	11,287
Minority interests	-	-	-	-	(2,043)	-	-	(2,043)
Net Income (Losses) for the Period	107,374	40,017	156,693	1,314	5,695	(28,131)	-	282,962

COMMENTS ON THE PERFORMANCE OF THE COMPANY IN THE QUARTER

    Distribution

Customer connections – In March 2007, COPEL supplied 3,367,465(1) customers (3,277,966(1) in March 2006), with an increase of 89,499(1) customers (2.7%) over the past 12 months.

Compact-design distribution lines – COPEL has continued to implement compact-design distribution lines in urban areas with a high concentration of trees surrounding the distribution grids. This technology helps to preserve the environment, as trees in the vicinity of power grids do not need to be cut off or severely trimmed, and to improve the quality of power supply by reducing the number of unplanned outages. The total length of urban compact-design distribution lines in operation as of March 2007 was 1,295 km(1) (1,228 km(1) as of March 2006), with an increase of 67 km(1) (5.5%) over the past 12 months.

Secondary Isolated Lines – COPEL has also invested in low-voltage (127/220 V) secondary isolated lines, which offer such significant advantages over regular overhead lines as:

- improvement in DEC and FEC distribution performance indicators;

- defense against illegal connections;

- improved environmental conditions and reduced tree areas subject to trimming;

- improved safety;

- reduced voltage drops throughout the grid; and

- increased transformer useful life due to the reduction of short-circuits, among other advantages.

The total length of secondary isolated lines in operation as of March 2007 was 1,835 km(1) (1.154 km(1) as of March 2006), with an increase of 681 km(1) (59.0%) over the past 12 months.

Market breakdown – The generation of energy by COPEL from January through March 2007 was 3,436 GWh(1) (3,576 GWh(1) from January through March 2006). This drop was due to the shift by ONS in power dispatch priority from Southern power plants to Southeastern ones, on account of the heavy rains in this region during the period. In order to make up for reduced output by COPEL power plants, the Company employed the Energy Reallocation Mechanism (MRE), which transfers power from generators with surpluses to those with deficits in order to optimize the power system.

The Company purchased 3,198 GWh(1) from CCEAR (auction) (against 2,986 GWh(1) in the same period of 2006), 1,141 GWh(1) from Itaipu (against 1,146 GWh(1) in the same period of 2006), and 378 GWh(1) from CIEN (against 864 GWh(1) in the same period of 2006), as shown in the flowchart below:

Energy flowchart (GWh)(1)	January through March 2007

Obs.: Amounts subject to change after final accounting by CCEE.
CG = Center of gravity of the submarket (difference between energy under contract and energy received in the CG - set forth under contract).

Consumption by customer category (MWh) – Power consumption billed by COPEL from January through March 2007, including free customers supplied by COPEL Generation, is broken down by customer category on the following table:

Category(1)			In MWh

	Jan - Mar 2007	Jan - Mar 2006	Variation
Residential	1,279,801	1,211,208	5.7%
Industrial (includes free customers)	1,821,612	1,761,472	3.4%
Commercial	948,682	891,706	6.4%
Rural	402,208	386,030	4.2%
Other	452,541	453,824	-0.3%

TOTAL	4,904,844	4,704,240	4.3%

Industrial consumption by sector (MWh) - The next table shows the power consumption by the main industrial sectors, including free customers supplied by COPEL Generation:

Segment			In MWh(1)

	Jan - Mar 2007	Jan - Mar 2006	Variation
Foodstuffs and beverages	537,454	538,729	-0.2%
Paper, cardboard, and pulp	259,576	209,520	23.9%
Lumber	189,075	211,142	-10.5%
Rubber and plastics	111,321	127,306	-12.6%
Chemicals	96,925	75,318	28.7%
Basic metallurgy	88,266	85,271	3.5%
Textiles	75,411	55,957	34.8%
Non-metallic minerals	53,511	94,326	-43.3%
Other	410,073	363,903	12.7%

Number of customers – The number of customers billed by COPEL in March 2007 was 3,367,465, representing a growth of 2.7% over the same month of last year.

Category			Costumers(1)

	March 2007	March 2006	Variation
Residential	2,655,889	2,581,912	2.9%
Industrial (includes free customers)	57,601	54,313	6.1%
Commercial	279,942	273,215	2.5%
Rural	330,086	326,387	1.1%
Other	43,947	42,139	4.3%

Total	3,367,465	3,277,966	2.7%

     Management

Workforce – COPEL’s workforce at the end of the first quarter of 2007 amounted to 8,240(1) employees assigned to the Company’s wholly-owned subsidiaries and 88(1) employees assigned to the companies consolidated with COPEL, as follows:

		Employees(1)

	March 2007	March 2006
Wholly-owned subsidiaries
COPEL Generation	984	942
COPEL Transmission	1,022	927
COPEL Distribution	5,886	5,747
COPEL Telecommunications	319	300
COPEL Corporate Partnerships	29	27
	8,240	7,943
Companies controlled by COPEL Corporate Partnerships
Compagas	78	65
Elejor	6	-
UEG Araucária (1)	4	-
	88	65

(1) Company controlled as of June 2006.

     Investor Relations

From January through March 2007, COPEL’s common shares (ON – code CPLE3) and class B preferred shares (PNB – code CPLE6) were traded on 100% of the São Paulo Stock Exchange (BOVESPA) trading sessions. COPEL’s free floating shares accounted for 45.0% of the Company’s stock capital. COPEL’s market value, based on the BOVESPA stock prices at the end of March 2007, was approximately R$ 6,264 million. Out of the 58 securities that make up the Ibovespa index, COPEL’s class B shares ranked 27th, accounting for 1.2% of the portfolio, with a Beta index of 1.27. Out of the companies that make up the IEE (Electric Energy Industry Index) theoretical portfolio, COPEL ranked 9th, accounting for 7.5% of the portfolio. Out of the 35 companies that make up BOVESPA’s Corporate Sustainability Index (CSI), COPEL ranked 20th, accounting for 0.8% of the portfolio.

As reported by BOVESPA, the closing price of COPEL’s common shares on the last trading day of the period was R$ 21.90 per lot of one thousand shares (a 1.9% variation), and class B preferred shares were traded at R$ 24.00 per lot of one thousand shares (a minus 4.0% variation).

On the New York Stock Exchange (NYSE), COPEL’s class B preferred shares, represented by American Depositary Shares (ADSs, under code ELP), were traded on 100% of the trading sessions. As reported by NYSE, COPEL’s ADSs had a closing price of US$ 11.62 at the end of the period (a minus 0.3% variation).

On LATIBEX (The Euro Market for Latin-American Securities), linked to the Madrid Stock Exchange, COPEL’s Class B preferred shares were traded, under the code XCOP, on 100% of the trading sessions. On LATIBEX, the Company’s shares had a closing price of 8.91 euros (a 0.6% variation).

Stock performance(1) - January-March 2007	Common (ON)		Class B preferred (PNB)

	Total	Daily average	Total	Daily average
Bovespa
Trades	1,307	21	38,482	631
Number of shares (in thousands)	2,574,000	42,197	41,502,200	680,364
Volume (in thousands of reais )	54,941	901	1,036,336	16,989
Trading sessions	61	100%	61	100%
Nyse
Number of shares (in thousands)	776,900	45,700	24,165,700	396,159
Volume (in thousands of US dollars)	7,884	464	286,944	4,704
Trading sessions	17	28%	61	100%
Latibex
Number of shares (in thousands)	-	-	102,478	1,680
Volume (in thousands of euros)	-	-	925	15
Trading sessions	-	-	61	100%

     Rates

The average rate for sales to final customers in March 2007 reached R$ 205.26/MWh (1), representing a 3.0% drop compared with the rate effective in March 2006.

The average rate for the industrial category recorded a lower drop, as the rate adjustment process continues and cross subsidies between high and low voltage customer groups are phased out, in compliance with Decree no. 4,667/2003.

Since June 24, 2006, COPEL Distribution has applied the rates approved under ANEEL Resolution no. 345, dated June 20, 2006.

Rates(1)			R$/MWh

	March 2007	March 2006	Variation
Residential	257.17	268.95	-4.4%
Industrial	172.98	176.29	-1.9%
Commercial	225.23	232.27	-3.0%
Rural	152.65	164.43	-7.2%
Other	173.65	177.14	-2.0%

Total for sales to final customers	205.26	211.59	-3.0%

Net of ICMS (VAT)
Does not include free customers

The main rates for power purchased by COPEL are shown below:

Rates for power purchases(1)			R$/MWh

	March 2007	March 2006	Variation
Itaipu (a)	92.90	84.82	9.5%
Cien	70.85	88.24	-19.7%
Auction - CCEAR 2005-2012	61.84	57.50	7.5%
Auction - CCEAR 2006-2013	72.73	67.62	7.6%
Auction - CCEAR 2007-2014	81.51	-	-

(a) Includes Furnas' transport rate

Under Resolution no. 426, dated February 1, 2007, ANEEL approved new rates for bulk sales by COPEL to CFLO, with a 13.7% average increase over previous rates. Under Resolution no. 438, dated March 27, 2007, ANEEL approved new rates for bulk sales by COPEL to COCEL, with a 4.6% average increase over previous rates.

Rates for sales to distributors(1)			R$/MWh

	March 2007	March 2006	Variation
Auction - CCEAR 2005-2012	61.79	57.69	7.1%
Auction - CCEAR 2006-2013	72.67	67.81	7.2%
Auction - CCEAR 2007-2014	81.13	-	-
Small utilities	106.67	86.08	23.9%

(1) Information unaudited by the independent auditors.

SENIOR MANAGEMENT AND COMMITTEES

BOARD OF DIRECTORS

Chairman:	JOÃO BONIFÁCIO CABRAL JÚNIOR
Members:	JORGE MICHEL LEPELTIER
LAURITA COSTA ROSA
LUIZ ANTONIO RODRIGUES ELIAS
NELSON FONTES SIFFERT FILHO
ROGÉRIO DE PAULA QUADROS
RUBENS GHILARDI
SERGIO BOTTO DE LACERDA
NILDO ROSSATO

AUDIT COMMITTEE

Chairwoman:	LAURITA COSTA ROSA
Member:	ROGÉRIO DE PAULA QUADROS

FISCAL COUNCIL

Chairman:	ANTONIO RYCHETA ARTEN
Members:	HERON ARZUA
MARCELO SABBAGH BAHIA
MÁRCIO LUCIANO MANCINI
NELSON PESSUTI

BOARD OF OFFICERS

Chief Executive Officer	RUBENS GHILARDI
Chief Finance and Investor Relations Officer	PAULO ROBERTO TROMPCZYNSKI
Chief Corporate Management Officer	LUIZ ANTONIO ROSSAFA
Chief Power Distribution Officer	RONALD THADEU RAVEDUTTI
Chief Power Generation and Transmission and Telecommunications Officer	RAUL MUNHOZ NETO
Chief Legal Officer	ZUUDI SAKAKIHARA

ACCOUNTANT

Accountant - CRC-PR-024769/O-3	ENIO CESAR PIECZARKA

For further information about this Report, please contact: rsustentabilidade@copel.com - Phone: +55 (41) 3331-2903
For information about Investor Relations, please contact: ri@copel.com - Phone: +55 (41) 3222-2027/ +55 (41) 3331-4359 Fax: +55 (41) 3331-2849

AUDITOR REPORT ON THE SPECIAL REVIEW OF THE QUARTERLY INFORMATION

To the Senior Management and Shareholders of
COMPANHIA PARANAENSE DE ENERGIA – COPEL
Curitiba - PR

1.      We have conducted a special review of the Quarterly Information (ITR) of COMPANHIA PARANAENSE DE ENERGIA – COPEL for the quarter ended on March 31, 2007, prepared in compliance with the accounting practices adopted in Brazil and under the responsibility of the management of the Company and of its subsidiaries, comprising the balance sheets (both parent company and consolidated), the statements of income, and the performance report.

2.       Our review was carried out in compliance with the specific standards set forth by the Institute of Independent Auditors of Brazil (IBRACON), in conjunction with the Federal Accounting Council (CFC), and basically comprised: (a) inquiries of and discussions with the senior managers responsible for the accounting, financial, and operating areas of the Company and its subsidiaries, with regard to the main criteria adopted in the preparation of the quarterly information; and (b) a review of the information and of the subsequent events which have, or may have, significant effects on the financial position and operations of the Company and its subsidiaries.

3.      Based on our special review, we are not aware of any material modifications that should be made to the aforementioned quarterly information so as to make such information compliant with the accounting practices adopted in Brazil, applicable to the preparation of quarterly information, consistent with the regulations of the Brazilian Securities and Exchange Commission (CVM).

4.       As mentioned in note 44 to the quarterly information, the Company is challenging the calculations made and published by the Wholesale Energy Market – MAE (currently the Electric Energy Trading Chamber – CCEE), which take into account decisions by the National Electric Energy Agency - ANEEL contained in ANEEL Ruling no. 288/2002 and in ANEEL Resolution no. 395/2002, because it believes that these regulations introduced changes in the market rules prevailing at the time the corresponding transactions occurred. The amount under dispute is approximately R$ 739,000 thousand (restated amount); no provision has been recorded by the Company, based on the opinion of its legal counsel, who believes that the chances of a favorable outcome for the Company are possible.

5.      Our review was conducted with a view to issuing a special review report on the basic quarterly information referred to in paragraph 1, taken as whole. The statement of cash flows (parent company and consolidated), included in form 16.01/ITR of the quarterly information for the quarters ended on March 31, 2007 and 2006, is featured with the purpose of providing additional information about the Company and its subsidiaries and is not required as a part of the basic quarterly information prepared according to the accounting practices adopted in Brazil. The statements of cash flows (parent company and consolidated) were subject to the special auditing procedures described in paragraph 2, and, based on our review, we are not aware of any material changes that should be made to these supplemental statements for them to be adequately presented, in all material respects, in light of the basic financial statements for the quarters ended on March 31, 2007 and 2006, taken as a whole.

6.       Previously, we audited the balance sheets (parent company and consolidated) as of December 31, 2006 and reviewed the statement of income (parent company and consolidated) for the quarter ended on March 31, 2006, featured herein for purposes of comparison, on which we issued an opinion and a special review report, dated March 20, 2007 and May 10, 2006, respectively, both containing a paragraph pointing out the same issue discussed in paragraph 4 above.

Curitiba, May 14, 2007.

DELOITTE TOUCHE TOHMATSU	José Ecio Pereira da Costa Júnior
Independent Auditors	Partner
CRC n.° 2 SP-011.609/O-8 F-PR	CRC n.° 1 SP-101.318/O-2 T-PR

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 29, 2006

COMPANHIA PARANAENSE DE ENERGIA – COPEL

By:	/S/ Rubens Ghilardi
Rubens Ghilardi CEO

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.